Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

June 30, 2012 and 2011

KB Financial Group Inc. and Subsidiaries

Index

June 30, 2012 and 2011

Page(s)

Report on Review of Interim Financial statements	1~2

Consolidated Financial Statements

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Comprehensive Income	4~5

Interim Consolidated Statements of Changes in Equity	6

Interim Consolidated Statements of Cash Flows	7

Notes to interim Consolidated Financial Statements	8~184

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of June 30, 2012, and the related consolidated statements of comprehensive income for three-month and the six-month periods ended June 30, 2012 and 2011, and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2012 and 2011, a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the K-IFRS 1034.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2012. These financial statements are not included in this review report. The consolidated statement of financial position as of December 31, 2011, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2011.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

August 27, 2012

This report is effective as of August 27, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

June 30, 2012 and December 31, 2011

(in millions of Korean won)	Notes	June 30, 2012		December 31, 2011
Assets
Cash and due from financial institutions	4,6,7,8,40	￦	10,415,433	￦	9,178,125
Financial assets at fair value through profit or loss	4,6,8,12		6,932,394		6,326,104
Derivative financial assets	4,6,9		1,877,272		2,448,455
Loans	4,6,8,10,11,42		217,600,541		212,107,027
Financial investments	4,6,8,12		36,072,620		35,432,182
Investments in associates	13		1,011,397		892,132
Property and equipment	14		3,142,692		3,186,020
Investment property	14		51,403		51,552
Intangible assets	15		543,331		468,441
Deferred income tax assets	16,34		22,492		22,329
Assets held for sale	18		8,407		9,931
Other assets	4,6,17		11,553,822		7,478,519

Total assets		￦	289,231,804	￦	277,600,817

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	￦	1,618,366	￦	1,388,079
Deposits	4,6,20		197,725,801		190,337,590
Debts	4,6,21		18,883,615		16,823,838
Derivative financial liabilities	4,6,9		1,613,548		2,059,573
Debentures	4,6,22,42		24,817,081		27,069,879
Provisions	23		753,645		797,739
Current income tax liabilities	34		248,490		588,825
Deferred income tax liabilities	16,34		207,331		220,842
Defined benefit liabilities	24		154,158		128,488
Other liabilities	4,6,25		19,216,264		15,086,169

Total liabilities			265,238,299		254,501,022

Equity
Share capital			1,931,758		1,931,758
Capital surplus			15,841,334		15,841,824
Accumulated other comprehensive income	36		205,196		191,642
Retained earnings			5,825,222		4,952,751

Equity attributable to shareholders of the parent company	26		23,803,510		22,917,975
Non-controlling interests			189,995		181,820

Total equity			23,993,505		23,099,795

Total liabilities and equity		￦	289,231,804	￦	277,600,817

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-month and Six-month Periods Ended June 30, 2012 and 2011

(In millions of Korean won, except per share amounts)	Notes	2012				2011
		Three months		Six months		Three months		Six months
Interest income		￦	3,577,075	￦	7,177,667	￦	3,443,816	￦	6,704,159
Interest expense			(1,789,359)		(3,592,976)		(1,691,172)		(3,269,956)

Net interest income	5,27		1,787,716		3,584,691		1,752,644		3,434,203

Fee and commission income			683,061		1,378,878		657,967		1,454,651
Fee and commission expense			(309,992)		(608,391)		(246,171)		(461,914)

Net fee and commission income	5,28		373,069		770,487		411,796		992,737

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,29		307,397		497,254		307,360		605,012

Net other operating income(expenses)	5,30		(377,040)		(585,235)		2,202		(257,787)

Employee compensation and benefits	24,31		(440,962)		(884,958)		(484,699)		(895,585)
Depreciation and amortization	5,14,15		(78,215)		(153,934)		(79,643)		(153,005)
Other general and administrative expenses	32		(471,693)		(926,833)		(440,882)		(831,744)

General and administrative expenses			(990,870)		(1,965,725)		(1,005,224)		(1,880,334)

Operating profit before provision for credit losses			1,100,272		2,301,472		1,468,778		2,893,831

Provision for credit losses	5,11,17,23		(364,282)		(753,878)		(303,564)		(718,063)

Net operating profit			735,990		1,547,594		1,165,214		2,175,768

Share of profit of associates	5,13		6,117		15,980		(3,020)		1,044
Net other non-operating expense	33		(12,115)		(27,277)		(76,589)		(74,700)

			(5,998)		(11,297)		(79,609)		(73,656)

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-month and Six-month Periods Ended June 30, 2012 and 2011

(In millions of Korean won, except per share amounts)	Notes	2012				2011
		Three months		Six months		Three months		Six months
Profit before income tax	5		729,992		1,536,297		1,085,605		2,102,112

Income tax expense	34		(180,844)		(380,267)		(254,721)		(491,774)

Profit for the period			549,148		1,156,030		830,884		1,610,338

Exchange differences on translating foreign operations			2,988		(60)		(4,694)		(10,242)
Change in value of financial investments			27,175		18,822		(203,331)		(62,405)
Shares of other comprehensive income of associates			(629)		(4,481)		(16,923)		(21,659)
Cash flow hedges			(1,822)		2,062		—		—

Other comprehensive income(loss) for the period, net of tax			27,712		16,343		(224,948)		(94,306)

Total comprehensive income for the period		￦	576,860	￦	1,172,373	￦	605,936	￦	1,516,032

Profit attributable to:
Shareholders of the parent company		￦	547,458	￦	1,150,644	￦	817,335	￦	1,574,885
Non-controlling interests			1,690		5,386		13,549		35,453

		￦	549,148	￦	1,156,030	￦	830,884	￦	1,610,338

Total comprehensive income attributable to:
Shareholders of the parent company		￦	571,124	￦	1,164,198	￦	590,765	￦	1,480,502
Non-controlling interests			5,736		8,175		15,171		35,530

		￦	576,860	￦	1,172,373	￦	605,936	￦	1,516,032

Earnings per share	37
Basic earnings per share		￦	1,417	￦	2,978	￦	2,326	￦	4,509
Diluted earnings per share			1,414		2,971		2,323		4,502

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Six-month Periods Ended June 30, 2012 and 2011

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share		Capital		Accumulated Other Comprehensive		Retained		Treasury		Non-controlling		Total
	Capital		Surplus		Income		Earnings		Share		Interests		Equity
Balance at January 1, 2011	￦	1,931,758	￦	15,990,278	￦	430,572	￦	2,620,888	￦	(2,476,809)	￦	1,169,243	￦	19,665,930

Comprehensive income
Profit for the period		—		—		—		1,574,885		—		35,453		1,610,338
Exchange differences on translating foreign operations		—		—		(9,829)		—		—		(413)		(10,242)
Change in value of financial investments		—		—		(62,895)		—		—		490		(62,405)
Shares of other comprehensive income of associates		—		—		(21,659)		—		—		—		(21,659)

Total comprehensive income(loss)		—		—		(94,383)		1,574,885		—		35,530		1,516,032

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(27,825)		(27,825)
Redemption of hybrid capital instruments		—		—		—		—		—		(400,000)		(400,000)
Disposal of treasury shares and others		—		719		—		—		477,707		—		478,426

Total transactions with shareholders		—		719		—		(41,163)		477,707		(427,825)		9,438

Balance at June 30, 2011	￦	1,931,758	￦	15,990,997	￦	336,189	￦	4,154,610	￦	(1,999,102)	￦	776,948	￦	21,191,400

Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	—	￦	181,820	￦	23,099,795

Comprehensive income
Profit for the period		—		—		—		1,150,644		—		5,386		1,156,030
Exchange differences on translating foreign operations		—		—		(66)		—		—		6		(60)
Change in value of financial investments		—		—		16,039		—		—		2,783		18,822
Shares of other comprehensive income of associates		—		—		(4,481)		—		—		—		(4,481)
Cash flow hedges		—		—		2,062		—		—		—		2,062
Others		—		(490)		—		—		—		—		(490)

Total comprehensive income(loss)		—		(490)		13,554		1,150,644		—		8,175		1,171,883

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		—		(278,173)

Total transactions with shareholders		—		—		—		(278,173)		—		—		(278,173)

Balance at June 30, 2012	￦	1,931,758	￦	15,841,334	￦	205,196	￦	5,825,222	￦	—	￦	189,995	￦	23,993,505

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Six-month Periods Ended June 30, 2012 and 2011

		Six-Month Period Ended June 30
(in millions of Korean won)	Note	2012		2011
Cash flows from operating activities
Profit for the period		￦	1,156,030	￦	1,610,338

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(220,131)		(323,472)
Net loss(gain) on derivative financial instruments for hedging purposes			(12,656)		2,082
Adjustment of fair value of derivative financial instruments			(46,775)		(42,794)
Provision for credit loss			753,878		718,063
Net gains on financial investments			(45,218)		(371,404)
Share of profit(loss) of associates			(15,980)		(1,044)
Depreciation and amortization expense			154,081		153,069
Other net losses on property and equipment			2,101		1,158
Share-based payments(reversal)			3,114		(6,248)
Policy reserve appropriation			816,832		241,249
Post-employment benefits			81,173		76,374
Net interest income			70,974		41,145
Loss(gain) on foreign currency translation			24,380		275,590
Other income(expenses)			19,658		13,386

			1,585,431		777,154

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(517,633)		(822,896)
Derivative financial instruments			210,105		232,112
Loans			(5,998,030)		(10,459,174)
Deferred income tax assets			(176)		(16,236)
Other assets			(1,112,160)		(4,641,730)
Financial liabilities at fair value through profit or loss			122,885		433,678
Deposits			4,816,625		5,431,793
Deferred income tax liabilities			(18,816)		30,720
Other liabilities			3,505,087		4,103,022

			1,007,887		(5,708,711)

Net cash generated from (used in) operating activities			3,749,348		(3,321,219)

Cash flows from investing activities
Disposal of financial investments			12,660,827		9,737,664
Acquisition of financial investments			(13,214,210)		(8,284,203)
Decrease in investments in associates			9,632		6,769
Acquisition of investments in associates			(116,510)		(101,809)
Disposal of property and equipment			130		114
Acquisition of property and equipment			(54,054)		(109,409)
Disposal of intangible assets			3,135		7,475
Acquisition of intangible assets			(29,344)		(39,038)
Business combination, net of cash acquired			40,575		—
Others			34,255		796,391

Net cash provided by (used in) investing activities			(665,564)		2,013,954

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			31,296		59,448
Net increase in debts			2,042,161		2,944,479
Increase in debentures			5,528,481		4,418,106
Decrease in debentures			(7,827,767)		(4,833,031)
Disposal of treasury shares			—		478,706
Redemption of hybrid capital instruments			—		(400,000)
Dividends paid to holders of hybrid capital instruments			—		(27,898)
Dividends paid to shareholders of the parent company			(278,173)		(41,163)
Others			(641,158)		39,305

Net cash provided by (used in) financing activities			(1,145,160)		2,637,952

Effect of exchange rate changes on cash and cash equivalents			19,100		(43,574)

Net increase in cash and cash equivalents			1,957,724		1,287,113
Cash and cash equivalents at the beginning of the period	40		4,740,804		3,266,415

Cash and cash equivalents at the end of the period	40	￦	6,698,528	￦	4,553,528

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012.

The Parent Company’s share capital as of June 30, 2012, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea. The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010.

The Group’s interim consolidated financial statements as of and for the six-month period ended June 30, 2012, had been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the K-IFRS which is effective as of June 30, 2012.

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2012, and not early adopted by the Group are as follows:

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore, accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of the amended K-IFRS 1019 on its consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 is effective for the Group as of January 1, 2013, and the Group expects that the enactment would not have a material impact on the consolidated financial statements of the Group.

Amendments to K-IFRS 1001, Presentation of Financial Statements

According to the amendments to K-IFRS 1001, it is required to group items presented in other comprehensive income on the basis of whether potentially reclassify to profit or loss subsequently. This amendment is effective for the Group as of July 1, 2012 and earlier application is permitted. The Group expects that the amendment would not have a material impact on the consolidated financial statements of the Group.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Note 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate, amongst others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

2.4.5 Income tax expense for the interim period

Income tax expense for the interim period is measured by expected average annual income tax rate applied on expected total annual income.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group has established various special purpose entities (“SPE”s). Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain the majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPEs. The Group retains the majority of the residual or ownership risks related to such SPE or its assets in order to obtain the benefits from its activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and investee are eliminated to the extent of the Group’s interest in investee.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘Share of profit or loss of associates’ in the statements of comprehensive income.

3.1.3 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.4 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis. If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value below its cost.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates, currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitments (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4~5 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	4~5 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name, is not recognized as an asset but expensed as incurred.

3.11 Leases (the Group as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The following table lists numbers of currently available and discontinued insurance products as of June 30, 2012:

Type	Available	Discontinued	Total
Individual annuity	—	9	9
General annuity	7	20	27
Other pure endowment	—	3	3
Pure protection insurance	13	23	36
Other protection insurance	—	28	28
Joint insurance	7	33	40
Group protection insurance	2	5	7
Group savings insurance	—	1	1

	29	122	151

3.15.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.15.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.3 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with K-IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.15.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. The amortization of acquisition costs shall be carried out over a period of seven years, if the premium payment period or the period are charged acquisition costs exceeds seven years; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue

3.18 Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Hybrid capital instruments

The Group classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.18.3 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.20 Employee compensation and benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

3.23 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- statement of financial position and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limit. In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to industry and borrowers.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy.

For Kookmin Bank which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for all of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk economic capital, adjusting credit limit, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Due from financial institutions	￦	7,655,965	￦	6,556,027
Financial assets held for trading[1]		5,495,692		5,205,149
Financial assets designated at fair value through profit or loss		484,290		574,687
Available-for-sale financial assets		20,752,134		19,734,531
Held-to-maturity financial assets		12,503,354		13,055,158
Loans		217,600,541		212,107,027
Derivatives		1,877,272		2,448,455
Other financial assets		10,392,686		6,409,905
Acceptances and guarantees contracts		10,618,146		11,542,684
Financial guarantee contracts		967,929		945,167
Commitments		94,281,711		91,743,942

	￦	382,629,720	￦	370,322,732

[1]	Financial instrument indexed to the price of gold amounting to ￦34,821 million and ￦28,625 million as of June 30, 2012 and December 31, 2011, respectively are included.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize expected losses as a result of future events. The Group measure inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Loans are categorized as follows:

(In millions of Korean won)	June 30, 2012
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	100,909,558	97.23	￦	102,633,936	97.08	￦	11,193,380	95.86	￦	214,736,874	97.09
Past due but not impaired		1,675,157	1.61		431,902	0.41		402,092	3.44		2,509,151	1.13
Impaired		1,200,216	1.16		2,651,226	2.51		81,319	0.7		3,932,761	1.78

		103,784,931	100.00		105,717,064	100.00		11,676,791	100.00		221,178,786	100.00

Allowances[1]		(716,273)	0.69		(2,551,144)	2.41		(310,828)	2.66		(3,578,245)	1.62

Carrying amount	￦	103,068,658		￦	103,165,920		￦	11,365,963		￦	217,600,541

(In millions of Korean won)	Dec. 31, 2011
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	101,217,550	97.40	￦	96,553,423	97.33	￦	11,945,631	96.17	￦	209,716,604	97.29
Past due but not impaired		1,646,070	1.58		359,554	0.36		368,791	2.97		2,374,415	1.10
Impaired		1,061,585	1.02		2,295,483	2.31		106,845	0.86		3,463,913	1.61

		103,925,205	100.00		99,208,460	100.00		12,421,267	100.00		215,554,932	100.00

Allowances[1]		(635,476)	0.61		(2,462,047)	2.48		(350,382)	2.82		(3,447,905)	1.60

Carrying amount	￦	103,289,729		￦	96,746,413		￦	12,070,885		￦	212,107,027

[1]	Collectively assessing allowances for loans are included because they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	June 30, 2012
	Retail		Corporate		Credit card		Total
Outstanding	￦	83,656,723	￦	39,350,824	￦	5,277,680	￦	128,285,227
Good		14,142,558		42,265,922		4,037,155		60,445,635
Below Normal		3,110,277		21,017,190		1,878,545		26,006,012

	￦	100,909,558	￦	102,633,936	￦	11,193,380	￦	214,736,874

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Outstanding	￦	83,790,049	￦	35,746,858	￦	5,403,273	￦	124,940,180
Good		14,532,234		39,312,628		4,378,523		58,223,385
Below Normal		2,895,267		21,493,937		2,163,835		26,553,039

	￦	101,217,550	￦	96,553,423	￦	11,945,631	￦	209,716,604

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 ~	9 ~ 15 grade	BB- ~ D

Loans that are past due but not impaired are as follows:

(In millions of Korean won)	June 30, 2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	￦	1,470,465	￦	111,241	￦	93,344	￦	107	￦	1,675,157
Corporate		337,020		64,933		29,949		—		431,902
Credit card		277,055		64,550		59,171		1,316		402,092

	￦	2,084,540	￦	240,724	￦	182,464	￦	1,423	￦	2,509,151

(In millions of Korean won)	Dec. 31, 2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	￦	1,361,218	￦	181,343	￦	103,340	￦	169	￦	1,646,070
Corporate		196,591		138,817		24,146		—		359,554
Credit card		242,975		71,518		53,667		631		368,791

	￦	1,800,784	￦	391,678	￦	181,153	￦	800	￦	2,374,415

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Impaired loans are as follows:

(In millions of Korean won)	June 30, 2012
	Retail		Corporate		Credit card		Total
Loans	￦	1,200,216	￦	2,651,226	￦	81,319	￦	3,932,761
Allowances
Individual assessment		—		(1,047,560)		—		(1,047,560)
Collective assessment		(474,107)		(271,855)		(49,629)		(795,591)

		(474,107)		(1,319,415)		(49,629)		(1,843,151)

	￦	726,109	￦	1,331,811	￦	31,690	￦	2,089,610

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Loans	￦	1,061,585	￦	2,295,483	￦	106,845	￦	3,463,913
Allowances
Individual assessment		—		(999,787)		—		(999,787)
Collective assessment		(397,623)		(251,790)		(68,513)		(717,926)

		(397,623)		(1,251,577)		(68,513)		(1,717,713)

	￦	663,962	￦	1,043,906	￦	38,332	￦	1,746,200

A quantification of the extent to which collaterals and other credit enhancements mitigate credit risk as of June 30, 2012 and December 31, 2011, follows:

(In millions of Korean won)	June 30, 2012
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantees	￦	24,414	￦	130,535	￦	240,970	￦	21,372,936	￦	21,768,855
Deposits and savings		—		16,119		53,743		2,402,543		2,472,405
Property and equipment		10,169		6,850		1,222		1,271,700		1,289,941
Real estate		486,952		515,090		1,211,559		111,539,319		113,752,920

	￦	521,535	￦	668,594	￦	1,507,494	￦	136,586,498	￦	139,284,121

(In millions of Korean won)	Dec. 31, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantees	￦	21,210	￦	124,641	￦	173,708	￦	18,345,603	￦	18,665,162
Deposits and savings		—		31,037		69,880		2,654,151		2,755,068
Property and equipment		12,648		4,717		1,671		1,067,929		1,086,965
Real estate		176,022		398,292		1,158,298		105,470,158		107,202,770

	￦	209,880	￦	558,687	￦	1,403,557	￦	127,537,841	￦	129,709,965

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Securities that are neither past due nor impaired	￦	39,191,472	￦	38,531,825
Impaired securities		9,177		9,075

	￦	39,200,649	￦	38,540,900

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	5,315,753	￦	135,145	￦	9,973	￦	—	￦	—	￦	5,460,871
Financial assets designated at fair value through profit or loss		305,443		178,847		—		—		—		484,290
Available-for-sale financial assets		19,459,641		1,213,785		69,619		75		—		20,743,120
Held-to-maturity financial assets		12,503,191		—		—		—		—		12,503,191

	￦	37,584,028	￦	1,527,777	￦	79,592	￦	75	￦	—	￦	39,191,472

(In millions of Korean won)	Dec. 31, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	5,079,469	￦	88,144	￦	8,911	￦	—	￦	—	￦	5,176,524
Financial assets designated at fair value through profit or loss		238,085		336,602		—		—		—		574,687
Available-for-sale financial assets		18,458,778		1,224,835		41,911		90		—		19,725,614
Held-to-maturity financial assets		13,055,000		—		—		—		—		13,055,000

	￦	36,831,332	￦	1,649,581	￦	50,822	￦	90	￦	—	￦	38,531,825

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Lower than BB-	Lower than BB-	Lower than BB-	Lower than B	Lower than B	Lower than B2

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by the country as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	103,711,221	￦	103,548,818	￦	11,674,760	￦	218,934,799	98.99	￦	(3,553,940)	￦	215,380,859
Europe		6		57,576		414		57,996	0.03		(586)		57,410
China		389		496,898		94		497,381	0.22		(5,966)		491,415
Japan		10,288		999,475		404		1,010,167	0.46		(15,646)		994,521
U.S.		—		513,860		621		514,481	0.23		(545)		513,936
Others		63,027		100,437		498		163,962	0.07		(1,562)		162,400

Total	￦	103,784,931	￦	105,717,064	￦	11,676,791	￦	221,178,786	100.00	￦	(3,578,245)	￦	217,600,541

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	103,855,183	￦	97,298,342	￦	12,420,318	￦	213,573,843	99.08	￦	(3,428,520)	￦	210,145,323
Europe		11		69,004		110		69,125	0.03		(555)		68,570
China		434		315,375		37		315,846	0.15		(1,961)		313,885
Japan		11,914		1,014,607		301		1,026,822	0.48		(14,976)		1,011,846
U.S.		—		412,669		272		412,941	0.19		(432)		412,509
Others		57,663		98,463		229		156,355	0.07		(1,461)		154,894

Total	￦	103,925,205	￦	99,208,460	￦	12,421,267	￦	215,554,932	100.00	￦	(3,447,905)	￦	212,107,027

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of the Group’s corporate loans by industry as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	7,749,768	7.33	￦	(52,094)	￦	7,697,674
Manufacturing		32,280,968	30.54		(954,709)		31,326,259
Service		39,555,773	37.42		(597,577)		38,958,196
Whole sale & Retail		16,368,501	15.48		(244,068)		16,124,433
Construction		5,572,217	5.27		(627,374)		4,944,843
Public sector		544,134	0.51		(9,223)		534,911
Others		3,645,703	3.45		(66,099)		3,579,604

	￦	105,717,064	100.00	￦	(2,551,144)	￦	103,165,920

(In millions of Korean won)	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	5,839,148	5.89	￦	(57,335)	￦	5,781,813
Manufacturing		31,762,908	32.01		(852,707)		30,910,201
Service		36,305,778	36.60		(547,148)		35,758,630
Whole sale & Retail		15,639,010	15.76		(232,482)		15,406,528
Construction		5,674,858	5.72		(729,055)		4,945,803
Public sector		310,978	0.31		(5,190)		305,788
Others		3,675,780	3.71		(38,130)		3,637,650

	￦	99,208,460	100.00	￦	(2,462,047)	￦	96,746,413

The details of the Group’s retail and credit card loans by type as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,594,179	38.62	￦	(105,511)	￦	44,488,668
General purpose		59,190,752	51.27		(610,762)		58,579,990
Credit card		11,676,791	10.11		(310,828)		11,365,963

	￦	115,461,722	100.00	￦	(1,027,101)	￦	114,434,621

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	45,519,956	39.12	￦	(96,963)	￦	45,422,993
General purpose		58,405,249	50.20		(538,513)		57,866,736
Credit card		12,421,267	10.68		(350,382)		12,070,885

	￦	116,346,472	100.00	￦	(985,858)	￦	115,360,614

The details of the Group’s securities (excluding equity securities) by industry as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	2,218,524	40.63
Banking and Insurance		2,783,801	50.98
Others		458,546	8.39

		5,460,871	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		484,290	100.00

		484,290	100.00

Available-for-sale financial assets
Government and government funded institutions		9,600,852	46.26
Banking and Insurance		8,319,319	40.09
Others		2,831,963	13.65

		20,752,134	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,253,760	82.01
Banking and Insurance		1,473,213	11.78
Others		776,381	6.21

		12,503,354	100.00

	￦	39,200,649

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,785,624	34.49
Banking and Insurance		2,972,087	57.41
Others		418,813	8.10

		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		574,687	100.00

		574,687	100.00

Available-for-sale financial assets
Government and government funded institutions		8,483,273	42.99
Banking and Insurance		8,189,563	41.50
Others		3,061,695	15.51

		19,734,531	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,732,519	82.21
Banking and Insurance		1,463,937	11.21
Others		858,702	6.58

		13,055,158	100.00

	￦	38,540,900

The details of the Group’s securities (excluding equity securities) by country, as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Amount		%
Financial assets held for trading
Korea	￦	5,460,871	100.00

		5,460,871	100.00

Financial assets designated at fair value through profit or loss
Korea		484,290	100.00

		484,290	100.00

Available-for-sale financial assets
Korea		20,569,123	99.12
United States		182,108	0.88
Others		903	0.00

		20,752,134	100.00

Held-to-maturity financial assets
Korea		12,503,191	100.00
United States		163	0.00

		12,503,354	100.00

	￦	39,200,649

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Korea	￦	5,176,524	100.00

		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Korea		574,687	100.00

		574,687	100.00

Available-for-sale financial assets
Korea		19,552,797	99.08
United States		180,832	0.92
Others		902	0.00

		19,734,531	100.00

Held-to-maturity financial assets
Korea		13,055,000	100.00
United States		158	0.00

		13,055,158	100.00

	￦	38,540,900

Due from financial institutions, financial instruments indexed to the price of gold in financial assets held for trading and derivatives are related in the financial and insurance industries with high credit rating.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three-months, between over three-months and twelve-months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM(‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off- statement of financial position are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)

	June 30, 2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,116,801	￦	1,023,624	￦	96,282	￦	123,147	￦	—	￦	123,721	￦	6,483,575
Financial assets held for trading[2]		6,262,142		—		—		—		—		—		6,262,142
Financial assets designated at fair value through profit or loss		670,252		—		—		—		—		—		670,252
Derivatives held for trading[2]		1,692,282		—		—		—		—		—		1,692,282
Derivatives held for fair value hedging[3]		—		9,738		8,470		1,770		110,305		186,976		317,259
Loans		315,579		24,610,601		24,026,698		79,898,034		58,975,157		81,176,540		269,002,609
Available-for-sale financial assets[4]		2,340,299		848,298		2,395,783		4,138,739		12,734,348		3,966,814		26,424,281
Held-to-maturity financial assets		—		462,156		718,560		1,416,774		9,287,215		2,617,728		14,502,433
Other financial assets		18,019		7,770,070		11,921		1,879,473		7,621		22,589		9,709,693

	￦	16,415,374	￦	34,724,487	￦	27,257,714	￦	87,457,937	￦	81,114,646	￦	88,094,368	￦	335,064,526

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Financial liabilities
Financial liabilities held for trading	￦	744,873	￦	—	￦	—	￦	—	￦	—	￦	—	￦	744,873
Financial liabilities designated at fair value through profit or loss		873,493		—		—		—		—		—		873,493
Derivatives held for trading[2]		1,483,829		—		—		—		—		—		1,483,829
Derivatives held for fair value hedging[3]		—		313		28,959		(2,433)		120,922		6,601		154,362
Deposits[5]		64,871,418		16,533,373		28,615,525		84,913,576		8,630,850		418,578		203,983,320
Debts		226,375		5,111,698		2,919,571		7,069,460		3,353,299		623,844		19,304,247
Debentures		32,230		1,668,103		895,987		5,656,438		16,872,096		3,717,659		28,842,513
Other financial liabilities		1,861		8,861,513		28,211		51,235		297,316		18,700		9,258,836

	￦	68,234,079	￦	32,175,000	￦	32,488,253	￦	97,688,276	￦	29,274,483	￦	4,785,382	￦	264,645,473

Off-statement of financial position items
Commitments[6]	￦	93,722,361	￦	—	￦	191,200	￦	144,200	￦	223,950	￦	—	￦	94,281,711
Financial guarantee contracts[7]		967,929		—		—		—		—		—		967,929

	￦	94,690,290	￦	—	￦	191,200	￦	144,200	￦	223,950	￦	—	￦	95,249,640

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)

	Dec. 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	4,453,019	￦	303,624	￦	76,508	￦	89,831	￦	4	￦	119,097	￦	5,042,083
Financial assets held for trading[2]		5,617,257		—		—		—		—		—		5,617,257
Financial assets designated at fair value through profit or loss		134,160		—		1,989		89,395		483,303		—		708,847
Derivatives held for trading[2]		2,220,314		—		—		—		—		—		2,220,314
Derivatives held for fair value hedging[3]		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		97,595		22,337,365		27,042,768		76,893,033		56,899,525		79,060,029		262,330,315
Available-for-sale financial assets[4]		2,240,727		1,408,252		2,604,981		4,785,474		10,153,262		4,012,911		25,205,607
Held-to-maturity financial assets		—		198,914		611,115		2,227,089		9,397,778		2,854,547		15,289,443
Other financial assets		16,079		3,933,496		2,253		1,569,281		14,548		11,487		5,547,144

	￦	14,779,151	￦	28,191,153	￦	30,334,905	￦	85,682,502	￦	77,097,410	￦	86,404,850	￦	322,489,971

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Financial liabilities
Financial liabilities held for trading	￦	550,873	￦	—	￦	—	￦	—	￦	—	￦	—	￦	550,873
Financial liabilities designated at fair value through profit or loss		—		—		99,894		148,688		588,624		—		837,206
Derivatives held for trading[2]		1,905,343		—		—		—		—		—		1,905,343
Derivatives held for fair value hedging[3]		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits[5]		62,496,734		19,301,815		27,509,188		77,736,839		8,954,242		509,831		196,508,649
Debts		365,944		2,433,558		3,377,097		7,222,927		3,278,067		605,826		17,283,419
Debentures		24,260		4,098,529		1,516,938		6,220,672		15,047,649		4,737,050		31,645,098
Other financial liabilities		—		5,488,548		20,474		24,245		187,882		122,718		5,843,867

	￦	65,343,154	￦	31,322,072	￦	32,552,204	￦	91,351,944	￦	28,186,064	￦	5,982,169	￦	254,737,607

Off-statement of financial position items
Commitments[6]	￦	91,196,792	￦	—	￦	75,000	￦	267,000	￦	205,150	￦	—	￦	91,743,942
Financial guarantee contracts[7]		794,167		—		151,000		—		—		—		945,167

	￦	91,990,959	￦	—	￦	226,000	￦	267,000	￦	205,150	￦	—	￦	92,689,109

[1]	The amounts of ￦3,427,196 million and ￦4,177,347 million which are restricted amounts due from the financial institutions as of June 30, 2012 and December 31, 2011, respectively, are excluded.
[2]

Financial assets held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category.

[3]	Cash flows of derivative instruments held for fair value hedging are measured with net amount of cash inflows and outflows by remaining contractual maturity.
[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are classified in the maturity section to which the end of restriction period belongs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

[5]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[6]	Unused lines of credit within commitments are included in the ‘On demand’ category because it can be required to pay upon request.
[7]	The financial guarantee contracts are included in the maturity section containing the earliest date when the contracts are excisable.

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)

	June 30, 2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	1,261	￦	5,032	￦	19,000	￦	379,714	￦	—	￦	405,007
To be paid		(1,604)		(5,458)		(21,966)		(361,932)		—		(390,960)

(In millions of Korean won)

	Dec. 31, 2011
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	1,139	￦	2,864	￦	11,690	￦	371,807	￦	—	￦	387,500
To be paid		(1,446)		(3,380)		(14,160)		(354,042)		—		(373,028)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities, derivatives, amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limit and VAR limits of each business group and approves newly developed derivative instruments, by its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business department to the Market Risk Management Committee which is chaired by a CRO (Chief Risk Officer). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each department of divisions, at the level of individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises ALM (Asset Liability Management) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility of ALM control is delegated to the Risk Management Department to ensure adequacy on interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks is able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses value-at-risk methodology to measure market risk of trading positions. There have been changes in market risk measurement technique during the six-month period ended June 30, 2012, and the detailed descriptions are below.

Previous method:

The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculates VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measures VaR at a 99% single tail confidence level.

Current method:

The Group uses the ten day VaR, which estimates maximum amount of loss that could occur in ten days under historical simulation model meaning full valuation methodology. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is the difference between the net present market value and the value at a 99% confidence level of portfolio.

However, The KB Investment & Securities Co., Ltd. calculates ten day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level. The ten day VaR is a statistically estimated maximum amount of loss that could occur in ten days under normal distribution of financial variables.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risks and some positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

The stress testing is carried out to analyze the abnormal market situations relating to the trading and available-for-sale portfolio. It reflects interest rate, stock price, foreign exchange rate, implied volatility of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a one-day holding period by subsidiary as of June 30, 2012 and December 31, 2011, and for the six-month periods ended June 30, 2012 and 2011, are as follows:

Kookmin Bank

	June 30, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	16,686	￦	15,398	￦	18,247	￦	15,398
Stock price risk		1,872		360		5,585		2,518
Foreign exchange rate risk		35,189		30,678		37,502		31,428
Deduction of diversification effect		—		—		—		(29,883)

Total VaR	￦	23,836	￦	19,461	￦	26,985	￦	19,461

[1]	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of June.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	2,537	￦	1,430	￦	4,019	￦	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect		—		—		—		(3,141)

Total VaR	￦	6,206	￦	4,000	￦	11,992	￦	4,768

KB Investment & Securities Co., Ltd.

	June 30, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	1,243	￦	760	￦	2,159	￦	1,776
Stock price risk		3,781		921		8,683		3,600
Foreign exchange rate risk		424		171		1,329		205
Deduction of diversification effect		—		—		—		(2,282)

Total VaR	￦	4,043	￦	1,422	￦	8,752	￦	3,299

[1]	The average, minimum and maximum amounts are based on the ten day VaR data from the beginning of April to the end of June.

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	410	￦	131	￦	1,046	￦	413
Stock price risk		659		350		1,643		444
Foreign exchange rate risk		161		15		586		57
Deduction of diversification effect		—		—		—		(329)

Total VaR	￦	819	￦	381	￦	1,885	￦	585

KB Life Insurance Co., Ltd.

	June 30, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	117	￦	96	￦	148	￦	106
Deduction of diversification effect		—		—		—		—

Total VaR	￦	117	￦	96	￦	148	￦	106

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of June.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	23	￦	10	￦	53	￦	12
Deduction of diversification effect		—		—		—		—

Total VaR	￦	23	￦	10	￦	53	￦	12

KB Investment Co., Ltd.

	June 30, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Foreign exchange rate risk	￦	73	￦	64	￦	92	￦	73
Deduction of diversification effect		—		—		—		—

Total VaR	￦	73	￦	64	￦	92	￦	73

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of June.

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	￦	31	￦	26	￦	52	￦	28
Deduction of diversification effect		—		—		—		—

Total VaR	￦	31	￦	26	￦	52	￦	28

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of June 30, 2012 and December 31, 2011, is as follows:

Kookmin Bank

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Interest rate risk	￦	719	￦	23,602
Stock price risk		5,334		21,279
Foreign exchange rate risk		9,300		9,561

	￦	15,353	￦	54,442

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Interest rate risk	￦	4,964	￦	3,911
Stock price risk		3,357		10,212

	￦	8,321	￦	14,123

KB Life Insurance Co., Ltd.

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Stock price risk	￦	2	￦	—

	￦	2	￦	—

KB Investment Co., Ltd.

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Stock price risk	￦	734	￦	—

	￦	734	￦	—

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which denominated in US dollars and Kazakhstan; Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guidelines.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The results of the interest rate gap analysis by subsidiary as of June 30, 2012 and December 31, 2011, are as follows:

Kookmin Bank

(In millions of Korean won)	June 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	101,000,635	￦	48,896,015	￦	38,013,176	￦	20,642,736	￦	13,851,589	￦	222,404,151
Interest-bearing liabilities in Korean won		89,812,817		35,936,742		54,712,595		21,069,891		14,103,194		215,635,239

Gap	￦	11,187,818	￦	12,959,273	￦	(16,699,419)	￦	(427,155)	￦	(251,605)	￦	6,768,912

Accumulated gap		11,187,818		24,147,091		7,447,672		7,020,517		6,768,912

Percentage (%)		5.03		10.86		3.35		3.16		3.04

Interest-bearing assets in foreign currencies	￦	12,676,178	￦	2,057,319	￦	830,773	￦	804,057	￦	41,476	￦	16,409,803
Interest-bearing liabilities in foreign currencies		10,660,907		3,978,154		1,949,035		840,666		106,842		17,535,604

Gap	￦	2,015,271	￦	(1,920,835)	￦	(1,118,262)	￦	(36,609)	￦	(65,366)	￦	(1,125,801)

Accumulated gap		2,015,271		94,436		(1,023,826)		(1,060,435)		(1,125,801)

Percentage (%)		12.28		0.58		(6.24)		(6.46)		(6.86)

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	109,769,309	￦	53,264,820	￦	26,293,288	￦	16,619,523	￦	9,309,082	￦	215,256,022
Interest-bearing liabilities in Korean won		91,469,293		30,487,095		54,100,542		20,867,820		13,169,891		210,094,641

Gap	￦	18,300,016	￦	22,777,725	￦	(27,807,254)	￦	(4,248,297)	￦	(3,860,809)	￦	5,161,381

Accumulated gap		18,300,016		41,077,741		13,270,487		9,022,190		5,161,381

Percentage (%)		8.50		19.08		6.16		4.19		2.40

Interest-bearing assets in foreign currencies	￦	13,009,331	￦	2,081,836	￦	1,015,797	￦	899,201	￦	139,646	￦	17,145,811
Interest-bearing liabilities in foreign currencies		11,246,216		3,871,630		2,151,126		205,522		46,132		17,520,626

Gap	￦	1,763,115	￦	(1,789,794)	￦	(1,135,329)	￦	693,679	￦	93,514	￦	(374,815)

Accumulated gap		1,763,115		(26,679)		(1,162,008)		(468,329)		(374,815)

Percentage (%)		10.28		(0.16)		(6.78)		(2.73)		(2.19)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	June 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	3,382,320	￦	670,887	￦	870,556	￦	7,709,033	￦	6,764	￦	12,639,560
Interest-bearing liabilities in Korean won		1,670,000		1,210,000		1,070,000		3,260,800		1,940,000		9,150,800

Gap	￦	1,712,320	￦	(539,113)	￦	(199,444)	￦	4,448,233	￦	(1,933,236)	￦	3,488,760

Accumulated gap		1,712,320		1,173,207		973,763		5,421,996		3,488,760

Percentage (%)		13.55		9.28		7.70		42.90		27.60

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	3,057,388	￦	683,327	￦	884,063	￦	8,288,959	￦	7,125	￦	12,920,862
Interest-bearing liabilities in Korean won		1,811,500		860,000		2,530,000		3,052,800		1,170,000		9,424,300

Gap	￦	1,245,888	￦	(176,673)	￦	(1,645,937)	￦	5,236,159	￦	(1,162,875)	￦	3,496,562

Accumulated gap		1,245,888		1,069,215		(576,722)		4,659,437		3,496,562

Percentage (%)		9.64		8.28		(4.46)		36.06		27.06
KB Investment & Securities Co., Ltd.
(In millions of Korean won)	June 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	396,052	￦	70,000	￦	103,128	￦	100,000	￦	2,300	￦	671,480
Interest-bearing liabilities in Korean won		415,731		170,000		—		—		—		585,731

Gap	￦	(19,679)	￦	(100,000)	￦	103,128	￦	100,000	￦	2,300	￦	85,749

Accumulated gap		(19,679)		(119,679)		(16,551)		83,449		85,749

Percentage (%)		(2.93)		(17.82)		(2.46)		12.43		12.77

Interest-bearing assets in foreign currencies	￦	1,298	￦	—	￦	—	￦	—	￦	—	￦	1,298
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	1,298	￦	—	￦	—	￦	—	￦	—	￦	1,298

Accumulated gap		1,298		1,298		1,298		1,298		1,298

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	599,877	￦	103,522	￦	108,031	￦	10,002	￦	2,517	￦	823,949
Interest-bearing liabilities in Korean won		482,001		70,000		—		49,470		—		601,471

Gap	￦	117,876	￦	33,522	￦	108,031	￦	(39,468)	￦	2,517	￦	222,478

Accumulated gap		117,876		151,398		259,429		219,961		222,478

Percentage (%)		14.31		18.37		31.49		26.70		27.00

Interest-bearing assets in foreign currencies	￦	2,068	￦	—	￦	—	￦	—	￦	—	￦	2,068
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,068	￦	—	￦	—	￦	—	￦	—	￦	2,068

Accumulated gap		2,068		2,068		2,068		2,068		2,068

Percentage (%)		100.00		100.00		100.00		100.00		100.00
KB Life Insurance Co., Ltd.
(In millions of Korean won)	June 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	179,511	￦	117,932	￦	424,911	￦	1,105,989	￦	2,161,670	￦	3,990,013
Interest-bearing liabilities in Korean won		21,543		57,277		3,659,605		25,344		529,255		4,293,024

Gap	￦	157,968	￦	60,655	￦	(3,234,694)	￦	1,080,645	￦	1,632,415	￦	(303,011)

Accumulated gap		157,968		218,623		(3,016,071)		(1,935,426)		(303,011)

Percentage (%)		3.96		5.48		(75.59)		(48.51)		(7.59)

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	228,597	￦	137,620	￦	386,143	￦	820,641	￦	1,917,627	￦	3,490,628
Interest-bearing liabilities in Korean won		60,048		45,817		2,853,620		29,087		541,782		3,530,354

Gap	￦	168,549	￦	91,803	￦	(2,467,477)	￦	791,554	￦	1,375,845	￦	(39,726)

Accumulated gap		168,549		260,352		(2,207,125)		(1,415,571)		(39,726)

Percentage (%)		4.83		7.46		(63.23)		(40.55)		(1.14)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

KB Savings Bank Co., Ltd.

(In millions of Korean won)	June 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	455,400	￦	45,100	￦	134,300	￦	64,500	￦	197,800	￦	897,100
Interest-bearing liabilities in Korean won		451,100		77,400		206,475		40,050		2,775		777,800

Gap	￦	4,300	￦	(32,300)	￦	(72,175)	￦	24,450	￦	195,025	￦	119,300

Accumulated gap		4,300		(28,000)		(100,175)		(75,725)		119,300

Percentage (%)		0.48		(3.12)		(11.17)		(8.44)		13.30

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Kookmin Bank	￦	93,677	￦	847,865
KB Kookmin Card Co., Ltd.		45,670		124,681
KB Investment & Securities Co., Ltd.		8,968		8,213
KB Life Insurance Co., Ltd.		150,186		127,328
KB Savings Bank Co., Ltd.		4,563		—

The Group changed its method of calculating interest rate impact from simulation method by applying probable interest rate scenario to historical simulation method by making use of historical interest rate data. In case of applying the new method, Interest rate VaR as of December 31, 2011, may change.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	857,240	￦	120,175	￦	71,346	￦	10,161	￦	29,757	￦	73,989	￦	1,162,668
Derivatives held for trading		127,255		320		1,346		—		—		—		128,921
Derivatives held for hedging		22,070		—		—		—		—		—		22,070
Loans		11,670,231		2,528,045		533,414		25,923		26		170,381		14,928,020
Available-for-sale financial assets		947,309		30,616		17,721		782		—		1,536		997,964
Held-to-maturity financial assets		163		—		—		—		—		—		163
Other financial assets		2,597,096		159,137		205,979		9,913		—		184,138		3,156,263

	￦	16,221,364	￦	2,838,293	￦	829,806	￦	46,779	￦	29,783	￦	430,044	￦	20,396,069

Financial liabilities
Derivatives held for trading	￦	222,889	￦	265	￦	2,501	￦	—	￦	—	￦	—	￦	225,655
Derivatives held for hedging		38		—		—		—		—		—		38
Deposits		3,548,146		575,819		277,168		18,316		699		314,083		4,734,231
Debts		7,343,333		2,586,090		421,256		11,127		27		206,207		10,568,040
Debentures		2,081,132		902,586		285,709		—		—		388,063		3,657,490
Other financial liabilities		2,670,231		83,196		146,030		19,727		53		67,144		2,986,381

	￦	15,865,769	￦	4,147,956	￦	1,132,664	￦	49,170	￦	779	￦	975,497	￦	22,171,835

Off-statement of financial position items	￦	15,558,769	￦	8,954	￦	3,487	￦	4,921	￦	—	￦	6,877	￦	15,583,008

(In millions of Korean won)	Dec. 31, 2011
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	600,886	￦	112,395	￦	73,159	￦	12,571	￦	25,088	￦	72,379	￦	896,478
Derivatives held for trading		89,851		—		1,027		—		—		—		90,878
Derivatives held for hedging		37,669		—		—		—		—		—		37,669
Loans		11,129,173		2,589,314		753,075		46,149		215		220,212		14,738,138
Available-for-sale financial assets		1,101,434		59,900		18,546		782		—		1,595		1,182,257
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,178,711		227,508		147,019		3,732		—		105,358		1,662,328

	￦	14,137,882	￦	2,989,117	￦	992,826	￦	63,234	￦	25,303	￦	399,544	￦	18,607,906

Financial liabilities
Derivatives held for trading	￦	221,135	￦	—	￦	1,695	￦	—	￦	—	￦	—	￦	222,830
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,318,285		598,055		164,087		11,959		231		256,987		4,349,604
Debts		6,554,932		1,987,560		839,649		4,261		217		236,713		9,623,332
Debentures		2,728,700		816,320		335,169		—		—		68,843		3,949,032
Other financial liabilities		866,202		132,752		22,765		50,604		18		27,360		1,099,701

	￦	13,689,288	￦	3,534,687	￦	1,363,365	￦	66,824	￦	466	￦	589,903	￦	19,244,533

Off-statement of financial position items	￦	17,462,188	￦	123,039	￦	195,591	￦	5,438	￦	62	￦	69,450	￦	17,855,768

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using the Internal Rating Based Approach (the ‘IRBA’). The assessment is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under the target credit rate set by the Group). The Group monitors the soundness of finance and provides a risk adjusted basis for performance review.

Economic Capital is the necessary capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiaries. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of the Group’s consolidated BIS ratio as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Equity Capital:	￦	26,040,550	￦	25,062,681
Tier I Capital		20,456,869		19,495,671
Tier II Capital		5,583,681		5,567,010
Risk-weighted assets:		196,705,684		192,812,547
Credit risk		191,538,822		187,851,397
Market risk		5,166,862		4,961,150
Capital adequacy ratio (%):		13.24		13.00
Tier I Capital (%)		10.40		10.11
Tier II Capital (%)		2.84		2.89

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Financial information by business segment for the six-month period ended June 30, 2012, follows:

(In millions of Korean won)

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Segment profits before income tax	￦	264,007	￦	569,982	￦	494,869	￦	1,328,858	￦	152,828	￦	17,447	￦	13,773	￦	28,034	￦	(4,643)	￦	1,536,297

The following are included in the segment profits (losses):

Operating revenues from external customers	￦	1,059,677	￦	1,652,022	￦	776,189	￦	3,487,888	￦	623,471	￦	73,039	￦	74,837	￦	7,962	￦	—	￦	4,267,197
Inter-segment operating revenues (expenses)		4,456		(32,673)		161,425		133,208		(137,119)		2,333		(39,385)		74,769		(33,806)		—

		1,064,133		1,619,349		937,614		3,621,096		486,352		75,372		35,452		82,731		(33,806)		4,267,197

Net interest income		1,291,079		1,312,973		393,703		2,997,755		474,529		8,616		91,508		13,462		(1,179)		3,584,691
Net fee and commission income		126,522		387,616		139,347		653,485		47,033		37,991		32		49,051		(17,105)		770,487
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		216		(9,435)		489,235		480,016		—		17,904		2,989		(3,662)		7		497,254
Net other operating income (expenses)		(353,684)		(71,805)		(84,671)		(510,160)		(35,210)		10,861		(59,077)		23,880		(15,529)		(585,235)
Provision (reversal) for credit losses		(378,101)		(205,002)		(19,451)		(602,554)		(156,992)		(2,023)		(462)		8,132		21		(753,878)
Depreciation and amortization		(8,957)		(27,051)		(90,688)		(126,696)		(22,129)		(2,861)		(2,594)		(2,596)		2,942		(153,934)
Share of profit of associates		—		—		19,231		19,231		—		15		—		878		(4,144)		15,980

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Financial information by business segment for the six-month period ended June 30, 2011, follows:

(In millions of Korean won)

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Segment profits before income tax	￦	462,801	￦	589,769	￦	876,933	￦	1,929,503	￦	266,816	￦	25,761	￦	19,431	￦	(6,157)	￦	(133,242)	￦	2,102,112

The following are included in the segment profits (losses):

Operating revenues from external customers	￦	1,215,870	￦	1,595,643	￦	1,148,911	￦	3,960,424	￦	668,054	￦	79,743	￦	60,648	￦	5,296	￦	—	￦	4,774,165
Inter-segment operating revenues (expenses)		(13,067)		(28,213)		249,869		208,589		(119,374)		(1,761)		(21,415)		90,604		(156,643)		—

		1,202,803		1,567,430		1,398,780		4,169,013		548,680		77,982		39,233		95,900		(156,643)		4,774,165

Net interest income		1,267,075		1,337,998		308,178		2,913,251		427,240		8,387		78,386		7,926		(987)		3,434,203
Net fee and commission income		124,192		299,299		324,620		748,111		162,279		35,680		15		47,354		(702)		992,737
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,315)		6,745		566,306		571,736		—		24,997		42		8,237		—		605,012
Net other operating income (expenses)		(187,149)		(76,612)		199,676		(64,085)		(40,839)		8,918		(39,210)		32,383		(154,954)		(257,787)
Provision (reversal) for credit losses		(448,234)		(145,417)		10,654		(582,997)		(125,733)		614		(47)		(9,957)		57		(718,063)
Depreciation and amortization		(15,701)		(47,481)		(70,733)		(133,915)		(12,245)		(3,072)		(1,990)		(1,681)		(102)		(153,005)
Share of profit of associates		—		—		(1,726)		(1,726)		—		242		—		849		1,679		1,044

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues by services for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Banking service	￦	3,487,888	￦	3,960,424
Credit card service		623,471		668,054
Investment & securities service		73,039		79,743
Life insurance service		74,837		60,648
Other service		7,962		5,296

	￦	4,267,197	￦	4,774,165

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2012 and 2011, and major non-current assets as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	￦	4,217,848	￦	3,675,074	￦	4,730,028	￦	3,734,661
United States		5,352		104		6,627		145
New Zealand		3,962		47		3,775		60
China		15,935		947		12,028		861
Japan		15,739		1,999		15,229		2,103
Argentina		5		—		2		—
Vietnam		457		575		(257)		481
Cambodia		1,768		804		1,439		557
England		6,131		31		5,294		42
Intra-group adjustment		—		57,845		—		(32,897)

	￦	4,267,197	￦	3,737,426	￦	4,774,165	￦	3,706,013

[1]	Major non-current assets are as of December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

6. Financial Assets and Financial Liabilities

6.1 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of June 30, 2012, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	10,415,433	￦	—	￦	—	￦	—	￦	10,415,433
Financial assets at fair value through profit or loss		6,262,142		670,252		—		—		—		—		6,932,394
Derivatives		1,692,282		—		—		—		—		184,990		1,877,272
Loans		—		—		217,600,541		—		—		—		217,600,541
Financial investments		—		—		—		23,569,266		12,503,354		—		36,072,620
Other financial assets		—		—		10,392,686		—		—		—		10,392,686

	￦	7,954,424	￦	670,252	￦	238,408,660	￦	23,569,266	￦	12,503,354	￦	184,990	￦	283,290,946

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	744,873	￦	873,493	￦	—	￦	—	￦	1,618,366
Deposits		—		—		197,725,801		—		197,725,801
Debts		—		—		18,883,615		—		18,883,615
Derivatives		1,483,829		—		—		129,719		1,613,548
Debentures		—		—		24,817,081		—		24,817,081
Other financial liabilities		—		—		13,415,413		—		13,415,413

	￦	2,228,702	￦	873,493	￦	254,841,910	￦	129,719	￦	258,073,824

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	9,178,125	￦	—	￦	—	￦	—	￦	9,178,125
Financial assets at fair value through profit or loss		5,617,257		708,847		—		—		—		—		6,326,104
Derivatives		2,220,314		—		—		—		—		228,141		2,448,455
Loans		—		—		212,107,027		—		—		—		212,107,027
Financial investments		—		—		—		22,377,024		13,055,158		—		35,432,182
Other financial assets		—		—		6,409,905		—		—		—		6,409,905

	￦	7,837,571	￦	708,847	￦	227,695,057	￦	22,377,024	￦	13,055,158	￦	228,141	￦	271,901,798

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	550,873	￦	837,206	￦	—	￦	—	￦	1,388,079
Deposits		—		—		190,337,590		—		190,337,590
Debts		—		—		16,823,838		—		16,823,838
Derivatives		1,905,343		—		—		154,230		2,059,573
Debentures		—		—		27,069,879		—		27,069,879
Other financial liabilities		—		—		9,962,105		—		9,962,105

	￦	2,456,216	￦	837,206	￦	244,193,412	￦	154,230	￦	247,641,064

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

6.2 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined by independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the valuation techniques including Discounted Cash Flow Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three-months as of the reporting date and the ones with interest rate reset period of less than three-months, carrying amount is regarded as fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those deposits with residual maturities of less than three-months as of the reporting date and ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

Fair values of financial assets and liabilities measured at amortized cost as of June 30, 2012 and December 31, 2011, are as follows:

	June 30, 2012				Dec 31, 2011
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	10,415,433	￦	10,384,869	￦	9,178,125	￦	9,185,763
Loans		217,600,541		218,489,841		212,107,027		212,858,247
Held-to-maturity financial assets		12,503,354		12,985,773		13,055,158		13,562,430
Other financial assets		10,392,686		10,392,686		6,409,905		6,409,905

	￦	250,912,014	￦	252,253,169	￦	240,750,215	￦	242,016,345

Financial liabilities
Deposits	￦	197,725,801	￦	198,085,707	￦	190,337,590	￦	190,560,759
Debts		18,883,615		18,905,903		16,823,838		16,826,152
Debentures		24,817,081		26,232,075		27,069,879		28,636,722
Other financial liabilities		13,415,413		13,415,574		9,962,105		9,983,449

	￦	254,841,910	￦	256,639,259	￦	244,193,412	￦	246,007,082

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes listed equity securities, exchange traded derivatives, government bonds and financial instruments indexed to the price of gold.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt securities and general over-the-counter derivatives such as swaps, futures and options.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Fair value hierarchy of financial assets and liabilities measured at fair value as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	2,983,374	￦	3,278,768	￦	—	￦	6,262,142
Debt securities		2,588,091		2,872,780		—		5,460,871
Equity securities		360,462		405,988		—		766,450
Others		34,821		—		—		34,821
Financial assets designated at fair value through profit or loss		—		220,021		450,231		670,252
Equity securities		—		185,962		—		185,962
Derivative linked securities		—		34,059		450,231		484,290
Derivatives held for trading		12,358		1,598,710		81,214		1,692,282
Derivatives held for hedging		—		183,782		1,208		184,990
Available-for-sale financial assets[1]		10,398,035		11,706,550		1,464,681		23,569,266
Debt securities		9,403,487		11,166,539		182,108		20,752,134
Equity securities		994,548		540,011		1,282,573		2,817,132

	￦	13,393,767	￦	16,987,831	￦	1,997,334	￦	32,378,932

Financial liabilities
Financial liabilities held for trading	￦	744,873	￦	—	￦	—	￦	744,873
Financial liabilities designated at fair value through profit or loss		—		—		873,493		873,493
Derivatives held for trading		12,241		1,427,923		43,665		1,483,829
Derivatives held for hedging		—		112,133		17,586		129,719

	￦	757,114	￦	1,540,056	￦	934,744	￦	3,231,914

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	3,123,787	￦	2,482,644	￦	10,826	￦	5,617,257
Debt securities		2,829,456		2,347,068		—		5,176,524
Equity securities		265,706		135,576		10,826		412,108
Others		28,625		—		—		28,625
Financial assets designated at fair value through profit or loss		—		134,160		574,687		708,847
Equity securities		—		134,160		—		134,160
Derivative linked securities		—		—		574,687		574,687
Derivatives held for trading		158,649		2,020,623		41,042		2,220,314
Derivatives held for hedging		—		215,656		12,485		228,141
Available-for-sale financial assets[1]		10,254,897		10,790,661		1,331,466		22,377,024
Debt securities		9,209,662		10,344,037		180,832		19,734,531
Equity securities		1,045,235		446,624		1,150,634		2,642,493

	￦	13,537,333	￦	15,643,744	￦	1,970,506	￦	31,151,583

Financial liabilities
Financial liabilities held for trading	￦	550,873	￦	—	￦	—	￦	550,873
Financial liabilities designated at fair value through profit or loss		—		—		837,206		837,206
Derivatives held for trading		158,261		1,695,235		51,847		1,905,343
Derivatives held for hedging		—		132,135		22,095		154,230

	￦	709,134	￦	1,827,370	￦	911,148	￦	3,447,652

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦ 197,326 million and ￦ 186,564 million as of June 30, 2012 and December 31, 2011, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

6.3 Level 3 of the fair value hierarchy disclosure

6.3.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the six-month period ended June 30, 2012, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	10,826	￦	574,687	￦	1,331,466	￦	(837,206)	￦	(10,805)	￦	(9,610)
Total gains or losses		—		—		—		—		—		—
- Profit or loss		—		97,353		1,057		(114,214)		26,978		4,852
- Other comprehensive income		—		—		60,030		—		—		—
Purchases		—		99,682		83,967		—		30,404		—
Sales		(10,826)		(321,491)		(8,973)		—		(1,302)		—
Issues		—		—		—		(429,948)		(14,816)		—
Settlements		—		—		—		507,875		7,090		(11,620)
Transfers out of level 3		—		—		(2,866)		—		—		—

Ending balance	￦	—	￦	450,231	￦	1,464,681	￦	(873,493)	￦	37,549	￦	(16,378)

Changes in level 3 of the fair value hierarchy for the six-month period ended June 30, 2011, are as follows: (In millions of Korean won)
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	9,807	￦	139	￦	1,523,742	￦	—	￦	(71,453)	￦	(29,409)
Total gains or losses		—		—		—		—		—		—
- Profit or loss		494		1,821		396,592		(4,286)		88,275		20,148
- Other comprehensive income		—		—		(139,573)		—		—		—
Purchases		—		340,769		52,507		—		10,476		—
Sales		—		(778)		(546,835)		—		(441)		—
Issues		—		—		—		(508,764)		(30,787)		—
Settlements		—		—		—		1,451		54,311		(10,424)
Transfers out of level 3		—		—		(4,704)		—		—		—

Ending balance	￦	10,301	￦	341,951	￦	1,281,729	￦	(511,599)	￦	50,381	￦	(19,685)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statement of comprehensive income for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	￦	10,117	￦	5,909
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		22,058		(1,117)

(In millions of Korean won)	June 30, 2011
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	￦	86,311	￦	416,733
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		84,806		(11,007)

6.3.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Balance at the beginning of the period (A)	￦	4,082	￦	2,168
New transactions (B)		19,497		3,746
Amounts recognized in profit or loss during the period (C= a+b)		(4,998)		(2,085)
a. Amortization		(3,023)		(349)
b. Settlement		(1,975)		(1,736)

Balance at the end of period (A+B+C)	￦	18,581	￦	3,829

6.4 Derecognition of financial assets

The Group transferred loans and other financial assets to SPEs and are derecognized in their entirety while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets is as follows :

(In millions of Korean won)	Type of continuing involvement	Carrying amount of continuing involvement in statement of financial position
KR ABS Ltd. [1]	Senior debt	￦	73,975
	Mezzanine/subordinate debt		43,343

		￦	117,318

[1]	Recognized net loss from transferring loans to the SPEs amounts to 22,734 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

7. Due from financial institutions

The details of due from financial institutions as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	June 30, 2012		Dec. 31, 2011
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~3.30	￦	3,130,238	￦	3,757,108
	Due from banking institutions	HSBC and others	0.00~7.15		118,037		371,225
	Due from others	Daishin Securities Co., Ltd. and others	0.00~3.90		3,632,164		1,888,260

					6,880,439		6,016,593

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.12		377,251		321,689
	Time deposits in foreign currencies	Agricultural Bank of China Tianjin and others	0.12~5.74		368,309		187,294
	Due from others	People’s Bank of China Guangzhou and others	0.00~0.10		29,966		30,451

					775,526		539,434

				￦	7,655,965	￦	6,556,027

Due from financial institutions, classified by type of financial institution as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,130,238	￦	111,741	￦	3,241,979
Other banking institutions		118,037		651,815		769,852
Other financial institutions		3,632,164		11,970		3,644,134

	￦	6,880,439	￦	775,526	￦	7,655,965

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,757,108	￦	185,050	￦	3,942,158
Other banking institutions		371,225		337,784		709,009
Other financial institutions		1,888,260		16,600		1,904,860

	￦	6,016,593	￦	539,434	￦	6,556,027

Restricted due from financial institutions as of June 30, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)		Financial Institutions	June 30, 2012		Dec. 31, 2011		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	3,130,238	￦	3,757,108	Bank of Korea Act

	Due from Banking institution	Woori Bank and others		39,893		88,827	Pledged as collateral for the overdraft facility and others

	Due from others	The Korea Exchange and others		75,227		69,437	Market entry deposit and others

				3,245,358		3,915,372

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		120,094		189,859	Bank of Korea Act and others

	Time deposit in foreign currencies	China Merchants Bank Guangzhou and others		46,828		48,810	China’s New Foreign Bank Regulations and others

	Due from others	Eugene Investment & Futures Co., Ltd. and others		10,619		17,172	Derivatives margin account and others

				177,541		255,841

			￦	3,422,899	￦	4,171,213

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)

		June 30, 2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Woori Bank and others	￦	55,000	￦	55,000	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		261,011		251,238	Bonds sold under repurchase agreements
	Korea Securities Depository and others		896,222		821,777	Securities lending transactions
	Samsung Futures Inc. and others		117,668		103,244	Derivatives transactions
	Others		2,229		2,117	Others

			1,277,130		1,178,376

Available-for-sale financial assets	Korea Securities Depository and others		791,885		780,000	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,928		5,769	Derivatives transactions
	Others		20,589		7,214	Others

			818,402		792,983

Held-to-maturity financial assets	Korea Securities Depository and others		4,859,847		4,848,000	Bonds sold under repurchase agreements
	Bank of Korea		928,652		930,000	Borrowings from Bank of Korea
	Bank of Korea		819,716		814,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		419,674		420,804	Derivatives transactions
	Others		1,599,215		1,570,500	Others

			8,627,104		8,584,104

Mortgage loans	Others		1,174,302		1,170,127	Covered Bond

		￦	11,951,938	￦	11,780,590

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)

		Dec. 31, 2011
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Woori Bank and others	￦	57,500	￦	57,500	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		183,280		178,171	Bonds sold under repurchase agreements
	Korea Securities Depository and others		647,363		602,299	Securities lending transactions
	Samsung Futures Inc. and others		105,457		95,956	Derivatives transactions
	Others		8,803		8,395	Others

			944,903		884,821

Available-for-sale financial assets	Korea Securities Depository and others		29,393		29,986	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,976		5,766	Derivatives transactions

			35,369		35,752

Held-to-maturity financial assets	Korea Securities Depository and others		1,678,218		1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		661,666		666,807	Derivatives transactions
Others			1,224,998		1,200,300	Others

			5,566,310		5,549,907

Mortgage loans	Others		1,287,527		1,282,791	Covered Bond

		￦	7,891,609	￦	7,810,771

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	June 30, 2012
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	3,644,631	￦	—	￦	3,644,631

	￦	3,644,631	￦	—	￦	3,644,631

(In millions of Korean won)
	Dec. 31, 2011
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	1,881,523	￦	—	￦	1,881,523

	￦	1,881,523	￦	—	￦	1,881,523

Loaned securities as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	June 30, 2012		Dec. 31, 2011		Borrower
Government and public bonds	￦	302,890	￦	170,279	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		37,574		26,766	Korea Securities Depository and others

	￦	340,464	￦	197,045

Securities borrowed as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	June 30, 2012		Dec. 31, 2011		Borrower
Government and public bonds	￦	96,339	￦	18,422	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		78,550		52,075	Korea Securities Finance Corp., Korea Securities Depository and others

	￦	174,889	￦	70,497

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

-	Interest rate swaps, relating to interest rate risks in Korean won;

-	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

-	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of June 30, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	2,582,669	￦	—	￦	—
Swaps		125,335,339		548,375		664,551
Options		11,228,453		66,999		67,523

		139,146,461		615,374		732,074

Currency
Forwards		23,688,363		580,472		221,458
Futures[1]		431,186		84		105
Swaps		16,650,294		377,005		458,016
Options		574,887		3,501		3,865

		41,344,730		961,062		683,444

Stock and index
Futures[1]		97,481		—		—
Swaps		406,427		42,220		3,385
Options		1,205,167		66,374		63,054

		1,709,075		108,594		66,439

Commodity
Futures[1]		2,028		1		9

		2,028		1		9

Other		75,102		7,251		1,863

	￦	182,277,396	￦	1,692,282	￦	1,483,829

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,924,542	￦	—	￦	—
Swaps		110,920,785		519,217		653,983
Options		11,997,483		69,952		69,979

		124,842,810		589,169		723,962

Currency
Forwards		31,316,223		916,479		405,570
Futures[1]		212,052		—		125
Swaps		16,341,586		509,085		551,918
Options		348,643		3,151		1,401

		48,218,504		1,428,715		959,014

Stock and index
Futures[1]		85,419		—		—
Swaps		97,942		1,416		6,385
Options		1,049,752		198,295		213,668

		1,233,113		199,711		220,053

Commodity
Futures[1]		3,351		279		—

		3,351		279		—

Other		60,000		2,440		2,314

	￦	174,357,778	￦	2,220,314	￦	1,905,343

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of June 30, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,351,911	￦	160,476	￦	12,090
Currency
Swaps		1,153,800		—		108,736
Other		190,000		581		7,747

	￦	3,695,711	￦	161,057	￦	128,573

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	4,343,294	￦	206,560	￦	12,564
Currency
Swaps		1,153,300		—		127,780
Other		190,000		—		12,800

	￦	5,686,594	￦	206,560	￦	153,144

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Gains(losses) on hedging instruments	￦	12,615	￦	(2,082)
Gains(losses) on the hedged item attributable to the hedged risk		(1,385)		8,504

	￦	11,230	￦	6,422

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of June 30, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	690,000	￦	87	￦	1,146
Currency
Swaps		346,140		23,846		—

	￦	1,036,140	￦	23,933	￦	1,146

The details of derivatives designated as cash flow hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	350,000	￦	—	￦	1,086
Currency
Swaps		345,990		21,581		—

	￦	695,990	￦	21,581	￦	1,086

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Gains(losses) on hedging instruments	￦	2,371	￦	—
Gains(losses) on the hedged item attributable to the hedged risk		2,252		—
Ineffectiveness recognized in profit or loss		119		—

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Amount recognized in other comprehensive income	￦	2,252	￦	—
Amount reclassified from equity to profit or loss		(177)		—
Tax effect		(13)		—

	￦	2,062	￦	—

10. Loans

Loans as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Loans	￦	220,749,566	￦	215,155,061
Deferred loan origination fees and costs		429,220		399,871
Less: Allowances for loan losses		(3,578,245)		(3,447,905)

Carrying amount	￦	217,600,541	￦	212,107,027

Loans to banks as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Loans	￦	4,718,363	￦	3,987,658
Less: Allowances for loan losses		(10)		(334)

Carrying amount	￦	4,718,353	￦	3,987,324

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Loans to customers other than banks as of June 30, 2012 and December 31, 2011, consist of:

(In millions of Korean won)	June 30, 2012
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	103,711,221	￦	84,935,381	￦	—	￦	188,646,602
Loans in foreign currencies		73,710		4,134,535		—		4,208,245
Domestic import usance bills		—		4,239,314		—		4,239,314
Off-shore funding loans		—		849,035		—		849,035
Call loans		—		1,325,555		—		1,325,555
Bills bought in Korean won		—		71,234		—		71,234
Bills bought in foreign currencies		—		3,129,414		—		3,129,414
Guarantee payments under payment guarantee		—		59,640		—		59,640
Credit card receivables in Korean won		—		—		11,674,699		11,674,699
Credit card receivables in foreign currencies		—		—		2,092		2,092
Bonds purchased under repurchase agreements		—		1,568,800		—		1,568,800
Privately placed bonds		—		685,793		—		685,793

		103,784,931		100,998,701		11,676,791		216,460,423
Proportion (%)		47.95		46.66		5.39		100.00
Allowances		(716,273)		(2,551,134)		(310,828)		(3,578,235)

	￦	103,068,658	￦	98,447,567	￦	11,365,963	￦	212,882,188

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	103,855,183	￦	80,355,474	￦	—	￦	184,210,657
Loans in foreign currencies		70,022		4,071,464		—		4,141,486
Domestic import usance bills		—		4,277,672		—		4,277,672
Off-shore funding loans		—		893,289		—		893,289
Call loans		—		1,092,895		—		1,092,895
Bills bought in Korean won		—		104,487		—		104,487
Bills bought in foreign currencies		—		2,723,066		—		2,723,066
Guarantee payments under payment guarantee		—		56,511		—		56,511
Credit card receivables in Korean won		—		—		12,420,308		12,420,308
Credit card receivables in foreign currencies		—		—		959		959
Bonds purchased under repurchase agreements		—		829,500		—		829,500
Privately placed bonds		—		816,444		—		816,444

		103,925,205		95,220,802		12,421,267		211,567,274
Proportion (%)		49.12		45.01		5.87		100.00
Allowances		(635,476)		(2,461,713)		(350,382)		(3,447,571)

	￦	103,289,729	￦	92,759,089	￦	12,070,885	￦	208,119,703

The changes in deferred loan origination fees and costs for the six-month periods ended June 30, 2012 and 2011, are as follows:

	June 30, 2012
(In millions of Korean won)	Beginning		Increase		Decrease		Ending
Deferred loan origination costs
Loans in Korean won	￦	448,122	￦	137,685	￦	111,317	￦	474,490
Other origination costs		201		179		101		279

		448,323		137,864		111,418		474,769

Deferred loan origination fees
Loans in Korean won		43,242		6,659		9,615		40,286
Credit card		106		—		94		12
Other origination fees		5,104		1,158		1,011		5,251

		48,452		7,817		10,720		45,549

	￦	399,871	￦	130,047	￦	100,698	￦	429,220

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

	June 30, 2011
(In millions of Korean won)	Beginning		Increase		Decrease		Ending
Deferred loan origination costs
Loans in Korean won	￦	365,774	￦	120,240	￦	77,497	￦	408,517
Others origination fees		—		2		1		1

		365,774		120,242		77,498		408,518

Deferred loan origination fees
Loans in Korean won		46,245		13,344		10,311		49,278
Credit card		2,438		—		1,851		587
Other origination fees		5,379		1,009		1,486		4,902

		54,062		14,353		13,648		54,767

	￦	311,712	￦	105,889	￦	63,850	￦	353,751

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the six-month periods ended June 30, 2012 and 2011, are as follows:

	June 30, 2012
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	635,476	￦	2,462,047	￦	350,382	￦	3,447,905
Written-off		(174,790)		(380,937)		(300,439)		(856,166)
Recoveries from written-off loans		51,873		90,856		96,525		239,254
Sale		(4,240)		(32,170)		—		(36,410)
Provision[1]		206,931		387,230		165,398		759,559
Other changes		1,023		24,118		(1,038)		24,103

Ending	￦	716,273	￦	2,551,144	￦	310,828	￦	3,578,245

	June 30, 2011
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	520,843	￦	2,907,747	￦	327,586	￦	3,756,176
Written-off		(115,855)		(537,286)		(169,299)		(822,440)
Recoveries from written-off loans		59,024		91,548		102,630		253,202
Sale		(16,097)		(237,994)		(92)		(254,183)
Provision[1]		142,916		554,473		111,712		809,101
Other changes		623		(17,900)		(122)		(17,399)

Ending	￦	591,454	￦	2,760,588	￦	372,415	￦	3,724,457

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 23), provision (reversal) for financial guarantee contracts (Note 23), and provision (reversal) for other financial asset (Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦ 14,535,123 million and ￦ 14,118,853 million, as of June 30, 2012 and December 31, 2011, respectively.

The coverage ratio of allowances for loan losses as of June 30, 2012 and December 31, 2011, is as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Loans	￦	221,178,786	￦	215,554,932
Allowances for loan losses		3,578,245		3,447,905
Ratio (%)		1.62		1.60

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Financial assets held for trading
Debt securities:
Government and public bonds	￦	1,846,677	￦	1,507,503
Financial bonds		2,724,148		2,837,144
Corporate bonds		752,579		586,416
Asset-backed securities		59,653		134,943
Others		77,814		110,518
Equity securities:
Stocks		251,723		187,181
Beneficiary certificates		514,727		224,927
Others		34,821		28,625

		6,262,142		5,617,257

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		185,962		134,160
Derivative linked securities		484,290		574,687

		670,252		708,847

Total financial assets at fair value through profit or loss	￦	6,932,394	￦	6,326,104

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,044,946	￦	5,988,659
Financial bonds		6,809,913		6,432,081
Corporate bonds		6,205,686		5,375,387
Asset-backed securities		1,509,407		1,757,482
Others		182,182		180,922
Equity securities:
Stocks		1,969,169		1,911,108
Equity investments		98,186		87,917
Beneficiary certificates		749,777		643,468

		23,569,266		22,377,024

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,948,765		5,435,754
Financial bonds		1,205,106		1,125,326
Corporate bonds		6,081,376		6,155,467
Asset-backed securities		268,107		338,611

		12,503,354		13,055,158

Total financial investments	￦	36,072,620	￦	35,432,182

The impairment losses and the reversal of impairment losses in financial investments for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(7,527)	￦	—	￦	(7,527)
Held-to-maturity financial assets		—		—		—

	￦	(7,527)	￦	—	￦	(7,527)

(In millions of Korean won)	June 30, 2011
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(27,424)	￦	—	￦	(27,424)
Held-to-maturity financial assets		(126)		—		(126)

	￦	(27,550)	￦	—	￦	(27,550)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

13. Investments in associates

Investments in associates as of June 30, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)	June 30, 2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,489	￦	126,057	￦	126,057	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,721		3,721	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		112,672		116,217	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2],4	29.56		954,104		274,877		361,688	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		28,950		27,563		26,176	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],4	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,381		2,381	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,560		1,560	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,321		3,321	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	47.09		1,018		990		990	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		104,627		104,627	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(1,286)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		154,284		148,623	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		114		—	Architectural design and Service	Korea
Evalley Co., Ltd.[5]	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.[5]	20.17		—		—		—	Specialty construction	Korea
Seyeok Co., Ltd.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd. [6]	16.01		634		1,317		1,317	Manufacture of automobile parts	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

KB GwS Private Securities Investment Trust	26.74		113,880		113,880		113,880	Security investment trust management	Korea
Ilssan Elecom(Shenyang) Co., Ltd. [7]	100.00		2,140		(1,203)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd. [7]	100.00		692		791		791	Manufacture of electronic components	China

		￦	1,566,963	￦	925,714	￦	1,011,397

(in millions of Korean won)	Dec. 31, 2011
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	125,597	￦	128,778	￦	128,778	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,766		3,766	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		103,617		109,531	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2],4	29.56		954,104		271,941		365,059	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		28,850		28,840		28,831	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],4	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,247		2,247	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,451		1,451	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,454		3,454	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	19.90		820		789		789	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		104,049		104,049	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(566)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		149,099		143,437	Other finance	Korea
Ilssan Elecom(Shenyang) Co., Ltd. [7]	100.00		2,140		(1,270)		—	Manufacture of electronic components	China

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Qingdao Danam Electronics Co., Ltd. [7]	100.00		692		692		692	Manufacture of electronic components	China

		￦	1,456,259	￦	796,935	￦	892,132

[1]

As of June 30, 2012 and December 31, 2011, the Group is represented in the governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd. and United PF 1st Recovery Private Equity Fund, and has business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]

The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]

The Group’s ownership in Testian Co., Ltd. is 48.41% and 27.39% as of June 30, 2012 and December 31, 2011, respectively, when the potential voting rights from redeemable convertible preference shares and convertible bond held by the Group are taken into account. Also, The Group’s ownership in DS Plant Co., Ltd. are 21.05% and 21.05%, when the potential voting rights from convertible bond held by the Group are taken into account as of June 30, 2012 and December 31, 2011.

[4]

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of June 30, 2012 and December 31, 2011, are ￦ 80,450 million and ￦ 89,669 million, respectively, and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of June 30, 2012 and December 31, 2011, are ￦ 49 million and ￦ 47 million, respectively

[5]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and Seyeok Co., Ltd., acquired through debt-equity swap, are classified as investments in associates. As Evalley Co., Ltd., Shinla Construction Co., Ltd. and Seyeok Co., Ltd. are capital deficient, carrying amount of those investments as of June 30, 2012, amounts to ￦1 thousand each.

[6]	As corporate restructuring is in progress, the Group has significant influence through participation in creditors’ consultative council.
[7]	Although the Group held 100% ownership, it is classified as investments in associates because there is no significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Summarized financial information on associates:

	June 30, 2012
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Revenues		Profit (loss)
Associates
Balhae Infrastructure Fund	￦	1,001,871	￦	1,827	￦	990,417	￦	1,000,044	￦	40,693	￦	36,229
Korea Credit Bureau Co., Ltd.		50,570		9,223		10,000		41,347		22,524		3,676
UAMCO., Ltd.		3,988,391		3,344,551		2,430		643,840		346,532		48,292
JSC Bank CenterCredit		8,306,716		7,651,155		546,794		655,561		152,704		12,578
KoFC KBIC Frontier Champ 2010-5(PEF)		55,377		251		57,900		55,126		303		(3,665)
KB Global Star Game & Apps SPAC		21,928		1,283		862		20,645		—		149
Semiland Co., Ltd.		11,615		6,404		985		5,211		5,498		414
Serit Platform Co., Ltd.		7,893		5,146		1,000		2,747		2,829		502
Sehwa Electronics Co., Ltd.		22,796		7,543		1,050		15,253		6,540		931
Testian Co., Ltd.		2,722		1,926		1,030		796		339		5
DS Plant Co., Ltd.		10,253		7,530		600		2,723		3,608		27
KT Wibro infrastructure		253,034		485		24,792		252,549		1,096		579
Joam Housing Development Co., Ltd.		93,921		102,492		50		(8,571)		14,556		(4,753)
United PF 1st Recovery Private Equity Fund		872,160		38,192		800,000		833,968		48,553		28,026
CH Engineering Co., Ltd.		1,114		840		158		274		290		(24)
Kores Co., Ltd.		75,115		66,885		11,099		8,230		24,521		1,287
KB GwS Private Securities Investment Trust		438,792		12,978		425,814		425,814		—		—
IlssanElecom (Shenyang) Co., Ltd.		1,155		2,358		1,698		(1,203)		2,072		(5)
Qingdao Danam Electronics Co., Ltd.		2,001		1,210		4,733		791		1,422		(429)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

	Dec. 31, 2011
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Revenues[1]		Profit (loss)[1]
Associates
Balhae Infrastructure Fund	￦	1,023,825	￦	2,187	￦	971,835	￦	1,021,638	￦	33,952	￦	29,834
Korea Credit Bureau Co., Ltd.		51,484		9,651		10,000		41,833		18,066		3,491
UAMCO., Ltd.		3,738,326		3,146,227		2,430		592,099		191,338		47,087
JSC Bank CenterCredit		8,392,599		7,744,111		546,794		648,488		177,111		1,605
KoFC KBIC Frontier Champ 2010-5(PEF)		58,015		334		57,700		57,681		6		(552)
KB Global Star Game & Apps SPAC		21,755		1,260		862		20,495		—		121
Semiland Co., Ltd.		11,074		6,080		985		4,994		4,038		174
Serit Platform Co., Ltd.		5,985		3,590		1,000		2,395		4,228		411
Sehwa Electronics Co., Ltd.		27,378		11,487		1,050		15,891		11,833		301
Testian Co., Ltd.		2,442		1,651		1,030		791		147		(265)
DS Plant Co., Ltd.		10,431		7,166		600		3,265		—		—
KT Wibro infrastructure		277,933		25,963		24,792		251,970		505		799
Joam Housing Development Co., Ltd.[2]		85,714		89,485		50		(3,771)		2,513		(324)
United PF 1st Recovery Private Equity Fund		836,104		30,162		800,000		805,942		—		—
IlssanElecom (Shenyang) Co., Ltd.[2]		1,094		2,364		2,140		(1,270)		3,612		17
Qingdao Danam Electronics Co., Ltd.		1,394		702		4,733		692		—		—

[1]	Revenues and profit (loss) are for the six-month period ended June 30, 2011.
[2]	Financial information is for the three-month period ended March 31, 2011.

As Evalley Co., Ltd., Shinla Construction Co., Ltd. and Seyeok Co., Ltd. are capital deficient as of June 30, 2012, reliable financial information is not available. Therefore, financial information of these associates is not included in summarized financial information.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The changes in investments in associates for the six-month periods ended June 30, 2012 and 2011, are as follows:

	June 30, 2012
(In millions of Korean won)	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending
Associates
Balhae Infrastructure Fund	￦	128,778	￦	2,332	￦	(6,440)	￦	(3,180)	￦	4,567	￦	—	￦	—	￦	126,057
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		285		(330)		—		3,721
UAMCO., Ltd.		109,531		—		—		—		6,686		—		—		116,217
JSC Bank CenterCredit		365,059		—		—		—		1,597		(4,968)		—		361,688
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		100		—		—		(3,210)		455		—		26,176
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,247		—		—		(12)		146		—		—		2,381
Serit Platform Co., Ltd.		1,451		—		—		—		109		—		—		1,560
Sehwa Electronics Co., Ltd.		3,454		—		—		—		(188)		55		—		3,321
Testian Co., Ltd.		789		198		—		—		3		—		—		990
KT Wibro infrastructure		104,049		—		—		—		578		—		—		104,627
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		—		—		—		5,186		—		—		148,623
CH Engineering Co., Ltd. [1]		—		—		—		—		—		—		—		—
Evalley Co., Ltd. [1]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd. [1]		—		—		—		—		—		—		—		—
Seyeok Co., Ltd. [1]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		—		—		—		—		206		477		634		1,317
KB GwS Private Securities Investment Trust		—		113,880		—		—		—		—		—		113,880
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—
Qingdao Danam Electronics Co., Ltd.		692		—		—		—		15		84		—		791

	￦	892,132	￦	116,510	￦	(6,440)	￦	(3,192)	￦	15,980	￦	(4,227)	￦	634	￦	1,011,397

[1]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and Seyeok Co., Ltd., acquired through debt-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures. Carrying amount of those investments as of June 30, 2012, amounts to ￦1 thousand, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

	June 30, 2011
(In millions of Korean won)	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending
Associates
Balhae Infrastructure Fund	￦	120,274	￦	5,609	￦	—	￦	(3,740)	￦	3,761	￦	—	￦	—	￦	125,904
Korea Credit Bureau Co., Ltd.		3,194		—		—		—		313		—		—		3,507
UAMCO., Ltd.		85,622		—		—		—		5,913		—		—		91,535
JSC Bank CenterCredit		390,157		—		—		—		(3,810)		(21,656)		—		364,691
KoFC KBIC Frontier Champ 2010-5(PEF)		10,438		—		—		—		(552)		—		—		9,886
KB Global Star Game & Apps SPAC		1,034		—		(1,011)		—		16		(6)		14		47
Powerrex Corporation Co., Ltd.		1,951		—		—		—		(1,951)		—		—		—
Semiland Co., Ltd.		2,095		—		—		(11)		102		—		—		2,186
Seho Robo Ind. Co., Ltd.		820		—		—		—		324		—		—		1,144
Serit Platform Co., Ltd.		1,438		—		—		—		90		—		—		1,528
Sehwa Electronics Co., Ltd.		3,385		—		—		—		64		9		—		3,458
Testian Co., Ltd.		857		—		—		—		(177)		—		—		680
Solice Co., Ltd.		2,007		—		(2,007)		—		—		—		—		—
KT Wibro infrastructure		100,139		—		—		—		2,398		—		—		102,537
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		—		96,200		—		—		(5,684)		—		—		90,516
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—

	￦	723,411	￦	101,809	￦	(3,018)	￦	(3,751)	￦	807	￦	(21,653)	￦	14	￦	797,619

Accumulated unrecognized share of losses of an associate due to discontinuing the use of the equity method as of June 30, 2012 and December 31, 2011, follows:

	June 30, 2012
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	￦	(1,286)	￦	—
IlssanElecom(Shenyang) Co., Ltd.		(1,170)		(33)

	Dec. 31, 2011
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	￦	(566)	￦	—
IlssanElecom(Shenyang) Co., Ltd.		(1,165)		(105)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

14. Property and Equipment, and Investment Property

The details of property and equipment as of June 30, 2012 and December 31, 2011, are as follows:

	June 30, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,019,999	￦	—	￦	(581)	￦	2,019,418
Buildings		1,204,034		(315,988)		(2,661)		885,385
Leasehold improvements		499,405		(442,945)		—		56,460
Equipment and vehicles		1,684,383		(1,520,087)		—		164,296
Construction in-progress		784		—		—		784
Financial lease assets		55,908		(39,559)		—		16,349

	￦	5,464,513	￦	(2,318,579)	￦	(3,242)	￦	3,142,692

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,022,943	￦	—	￦	(581)	￦	2,022,362
Buildings		1,200,813		(301,947)		(2,661)		896,205
Leasehold improvements		484,328		(424,742)		—		59,586
Equipment and vehicles		1,710,477		(1,513,746)		—		196,731
Construction in-progress		1,075		—		—		1,075
Financial lease assets		43,756		(33,695)		—		10,061

	￦	5,463,392	￦	(2,274,130)	￦	(3,242)	￦	3,186,020

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The changes in property and equipment for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	￦	2,022,362	￦	30	￦	(2,964)	￦	—	￦	—	￦	(10)	￦	2,019,418
Buildings		896,205		707		2,776		—		(14,271)		(32)		885,385
Leasehold improvements		59,586		1,909		12,232		(167)		(18,459)		1,359		56,460
Equipment and vehicles		196,731		23,700		5		(197)		(55,940)		(3)		164,296
Construction in-progress		1,075		15,556		(15,847)		—		—		—		784
Financial lease assets		10,061		12,152		—		—		(5,864)		—		16,349

	￦	3,186,020	￦	54,054	￦	(3,798)	￦	(364)	￦	(94,534)	￦	1,314	￦	3,142,692

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ￦ 124 million recorded in other operating expenses in the statement of comprehensive income.

(In millions of Korean won)	June 30, 2011
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	￦	2,022,864	￦	91	￦	(22,004)	￦	—	￦	—	￦	(20)	￦	2,000,931
Buildings		891,220		1,315		7,963		—		(13,788)		(66)		886,644
Leasehold improvements		50,634		8,773		18,723		(176)		(18,125)		1,540		61,369
Equipment and vehicles		174,818		55,364		—		(181)		(57,527)		(82)		172,392
Construction in-progress		119		33,215		(31,987)		—		—		—		1,347
Financial lease assets		10,605		10,651		—		—		(5,625)		—		15,631

	￦	3,150,260	￦	109,409	￦	(27,305)	￦	(357)	￦	(95,065)	￦	1,372	￦	3,138,314

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ￦ 43 million recorded in other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The changes in accumulated impairment losses of property and equipment for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)
June 30, 2012
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	—	￦ (3,242)

(In millions of Korean won)
June 30, 2011
Beginning	Impairment		Reversal		Others		Ending
￦ (3,251)	￦	—	￦	—	￦	9	￦ (3,242)

The details of investment property as of June 30, 2012 and December 31, 2011, are as follows:

	June 30, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	37,451	￦	—	￦	37,451
Buildings		19,038		(5,086)		13,952

	￦	56,489	￦	(5,086)	￦	51,403

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	37,451	￦	—	￦	37,451
Buildings		18,961		(4,860)		14,101

	￦	56,412	￦	(4,860)	￦	51,552

As of June 30, 2012 and December 31, 2011, fair values of the investment properties amount to ￦ 48,996 million and ￦ 48,996 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the six-month periods ended June 30, 2012 and 2011, amounts to ￦ 407 million and ￦ 425 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The changes in investment property for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Beginning		Transfers		Depreciation		Ending
Land	￦	37,451	￦	—	￦	—	￦	37,451
Buildings		14,101		77		(226)		13,952

	￦	51,552	￦	77	￦	(226)	￦	51,403

(In millions of Korean won)	June 30, 2011
	Beginning		Transfers		Depreciation		Ending
Land	￦	38,633	￦	19,433	￦	—	￦	58,066
Buildings		14,288		2,872		(268)		16,892

	￦	52,921	￦	22,305	￦	(268)	￦	74,958

Property and equipment insured as of June 30, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)		Insurance coverage				Insurance company
Type	Assets insured	June 30, 2012		Dec. 31, 2011
General property insurance	Buildings[1]	￦	1,084,011	￦	1,061,097	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		144,723		134,595
	Equipment and vehicles and others		180,198		179,804

		￦	1,408,932	￦	1,375,496

[1]	Buildings include office buildings, investment properties and assets held for sale.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

15. Intangible Assets

The details of intangible assets as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	251,209	￦	—	￦	—	￦	251,209
Other intangible assets		785,627		(480,028)		(13,477)		292,122

	￦	1,036,836	￦	(480,028)	￦	(13,477)	￦	543,331

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	143,209	￦	—	￦	—	￦	143,209
Other intangible assets		760,538		(421,380)		(13,926)		325,232

	￦	903,747	￦	(421,380)	￦	(13,926)	￦	468,441

The details of goodwill as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012				Dec. 31, 2011
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
Powernet Technologies Co., Ltd.		6,454		6,454		6,454		6,454
KB Savings Bank Co., Ltd.		108,000		108,000		—		—

	￦	251,209	￦	251,209	￦	143,209	￦	143,209

The goodwill related to Housing & Commercial Bank (“H&CB”), KB Cambodia Bank and KB Investment Securities arose prior to the K-IFRS transition date, and the carrying amount of goodwill as of the K-IFRS transition date was its carrying amount in accordance with previous Korean GAAP.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2011, are as follows:

(In millions of Korean won)	Housing & Commercial Bank				KB Cambodia Bank		KB Investment Securities		Powernet Technologies Co., Ltd.		Total
	Retail Banking		Corporate Banking
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	70,265	￦	6,454	￦	143,209
Recoverable amount exceeded carrying amount		114,763		96,851		893		48,176		1,157		261,840
Discount rate (%)		16.0		15.0		18.9		16.4		15.5
Permanent growth rate(%)		2.3		2.3		4.7		2.3		2.3

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦ 65,288 million related to goodwill acquired in merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦ 49,315 million and ￦ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.3% for Retail Banking, Corporate Banking, KB Investment Securities, and Powernet Technologies Co., Ltd., and 4.7% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of intangible assets, excluding goodwill, as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,421	￦	(961)	￦	—	￦	460
Software		570,698		(391,036)		—		179,662
Other intangible assets		190,095		(74,461)		(13,477)		102,157
Finance leases assets		23,413		(13,570)		—		9,843

	￦	785,627	￦	(480,028)	￦	(13,477)	￦	292,122

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,025	￦	(919)	￦	—	￦	106
Software		556,739		(340,421)		—		216,318
Other intangible assets		183,714		(69,396)		(13,926)		100,392
Finance leases assets		19,060		(10,644)		—		8,416

	￦	760,538	￦	(421,380)	￦	(13,926)	￦	325,232

The changes in intangible assets, excluding goodwill, for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	106	￦	392	￦	—	￦	—	￦	(42)	￦	4	￦	460
Software		216,318		14,943		(278)		(5)		(51,316)		—		179,662
Other intangible assets		100,392		9,655		(2,655)		—		(5,036)		(199)		102,157
Finance leases assets		8,416		4,354		—		—		(2,927)		—		9,843

	￦	325,232	￦	29,344	￦	(2,933)	￦	(5)	￦	(59,321)	￦	(195)	￦	292,122

[1]	Including ￦ 23 million recorded in other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	June 30, 2011
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	85	￦	18	￦	—	￦	—	￦	(17)	￦	—	￦	86
Software		257,537		13,164		—		435		(53,458)		—		217,678
Other intangible assets		96,312		20,456		(7,456)		(435)		(1,879)		(24)		106,974
Finance leases assets		7,777		5,403		—		—		(2,382)		—		10,798

	￦	361,711	￦	39,041	￦	(7,456)	￦	—	￦	(57,736)	￦	(24)	￦	335,536

[1]	Including ￦ 21 million recorded in other operating expenses in the statement of comprehensive income.

The changes in accumulated impairment losses on intangible assets for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Beginning	Impairment		Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ (13,926)	￦	—	￦	—	￦	449	￦ (13,477)

(In millions of Korean won)	June 30, 2011
	Beginning		Impairment		Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦	—	￦	—	￦	—	￦	—	￦	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Assets		Liabilities		Net amount
Other provisions	￦	111,898	￦	(89)	￦	111,809
Allowances for loan losses		578		(2,579)		(2,001)
Impairment losses on property and equipment		2,249		—		2,249
Interest on equity index-linked deposits		1,171		—		1,171
Share-based payments		4,156		—		4,156
Provisions for guarantees		71,871		—		71,871
Losses(gains) from valuation on derivatives		256		(72,763)		(72,507)
Present value discount		3,113		(5,887)		(2,774)
Losses(gains) from fair value hedged item		19,208		—		19,208
Accrued interest		—		(86,134)		(86,134)
Deferred loan origination fees and costs		211		(85,022)		(84,811)
Gains from revaluation		—		(276,208)		(276,208)
Investments in subsidiaries and others		33,710		(51,415)		(17,705)
Derivative linked securities		343,973		(343,945)		28
Others		434,838		(288,029)		146,809

		1,027,232		(1,212,071)		(184,839)
Off-setting of deferred income tax assets and liabilities		(1,004,740)		1,004,740		—

	￦	22,492	￦	(207,331)	￦	(184,839)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Assets		Liabilities		Net amount
Other provisions	￦	113,752	￦	(115)	￦	113,637
Allowances for loan losses		200		(2,574)		(2,374)
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,069		—		4,069
Provisions for guarantees		75,326		—		75,326
Losses(gains) from valuation on derivatives		1,584		(109,427)		(107,843)
Present value discount		3,770		(12,603)		(8,833)
Losses(gains) from fair value hedged item		26,522		—		26,522
Accrued interest		—		(91,147)		(91,147)
Deferred loan origination fees and costs		49		(96,848)		(96,799)
Gains from revaluation		—		(276,505)		(276,505)
Investments in subsidiaries and others		24,943		(41,541)		(16,598)
Derivative linked securities		444,766		(446,837)		(2,071)
Others		433,962		(254,709)		179,253

		1,133,793		(1,332,306)		(198,513)
Off-setting of deferred income tax assets and liabilities		(1,111,464)		1,111,464		—

	￦	22,329	￦	(220,842)	￦	(198,513)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 63,988 million associated with investment in subsidiaries and associates as of June 30, 2012, due to the following reasons:

-	The Group is able to control the timing of the reversal of the temporary difference.

-	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 65,288 million arising from the initial recognition of goodwill from consolidation with Housing and Commercial Bank as of June 30, 2012.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦ 2,345,716 million associated with investments in subsidiaries and others as of June 30, 2012, because it is not probable that the temporary differences will reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

No deferred income tax assets have been recognized for deductible temporary differences of ￦ 568 million, ￦ 235 million, ￦ 80,204 million and ￦ 89,065 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of June 30, 2012, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	109,596	￦	109,596	￦	79,371	￦	79,371
Other provisions		470,507		430,916		423,139		462,730
Allowances for loan losses		827		128		1,814		2,513
Impairment losses on property and equipment		12,666		12,666		9,295		9,295
Deferred loan origination fees and costs		204		204		944		944
Interest on equity index-linked deposits		7,378		5,845		3,305		4,838
Share-based payments		19,359		19,359		17,741		17,741
Provisions for guarantees		311,263		311,263		296,989		296,989
Gains(losses) from valuation on derivatives		6,548		6,614		1,125		1,059
Present value discount		15,579		15,579		12,863		12,863
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,402,445		941,033		32,500		2,493,912
Derivative linked securities		1,837,877		1,837,877		1,421,377		1,421,377
Others		1,847,055		1,105,440		1,149,398		1,891,013

		8,121,508		4,796,520		3,449,861		6,774,849

Unrecognized deferred income tax assets:
Share-based payments		2,546						568
Other provisions		365						235
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,280,428						2,345,716
Others		88,939						89,065

		4,669,026						4,259,061

Tax rate (%)[1]		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,133,793					￦	1,027,232

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	June 30, 2012
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(381,276)	￦	(251,929)	￦	(231,944)	￦	(361,291)
Allowances for loans losses		(10,636)		—		(21)		(10,657)
Deferred loan origination fees and costs		(400,199)		(400,199)		(351,329)		(351,329)
Gains(losses) from valuation on derivatives		(452,200)		(452,200)		(300,686)		(300,686)
Present value discount		(57,287)		(30,527)		—		(26,760)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,581)		(1,227)		—		(1,141,354)
Investments in subsidiaries and others		(5,345,703)		(440,198)		(46,801)		(4,952,306)
Derivative linked securities		(1,846,433)		(1,846,433)		(1,421,261)		(1,421,261)
Others		(1,080,048)		(352,364)		(491,034)		(1,218,718)

		(10,781,651)		(3,775,077)		(2,843,076)		(9,849,650)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(54,635)						(63,988)

		(10,661,728)						(9,720,374)

Tax rate (%)[1]		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,332,306)					￦	(1,212,071)

[1]	The tax rate has been changed to 24.2 % from 2012 due to amendment of tax law in 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	June 30, 2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	129,178	￦	129,178	￦	85,853	￦	85,853
Other provisions		584,999		704,743		675,395		555,651
Allowances for loan losses		20,269		19,294		3,564		4,539
Impairment losses on property and equipment		6,904		6,904		7,005		7,005
Deferred loan origination fees and costs		171		84		170		257
Interest on equity index-linked deposits		10,388		8,529		5,684		7,543
Share-based payments		30,271		30,271		21,590		21,590
Provisions for guarantees		414,048		421,169		315,136		308,015
Gains(losses) from valuation on derivatives		4,468		4,398		—		70
Present value discount		—		—		11,237		11,237
Dividends from SPEs		2,563		2,563		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,484,474		83,922		30,138		3,430,690
Others		1,394,001		1,091,679		1,239,360		1,541,682

		6,161,938		2,502,734		2,395,132		6,054,336

Unrecognized deferred income tax assets:
Share-based payments		15,834						7,146
Other provisions		1,477						739
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,272,930						3,268,265
Others		92,307						92,706

		2,699,186						2,605,276

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Total deferred income tax assets from deductible temporary differences	￦	641,672					￦	612,371

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	June 30, 2011
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(405,417)	￦	(295,086)	￦	(246,385)	￦	(356,716)
Allowances for loans losses		(57,578)		(41,859)		—		(15,719)
Deferred loan origination fees and costs		(312,168)		(311,854)		(354,194)		(354,508)
Advanced depreciation provisions		(460,918)		(88,898)		—		(372,020)
Gains(losses) from valuation on derivatives		(502,897)		(502,897)		(495,872)		(495,872)
Present value discount		(70,994)		(52,423)		(2,222)		(20,793)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,809)		(218)		—		(1,142,591)
Investments in subsidiaries and others		(3,258,119)		988,036		(1,258,335)		(5,504,490)
Others		(882,776)		(217,166)		(204,999)		(870,609)

		(7,158,964)		(522,365)		(2,562,007)		(9,198,606)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(26,894)						(30,966)

		(7,066,782)						(9,102,352)

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Total deferred income tax assets from deductible temporary differences	￦	(921,202)					￦	(858,764)

[1]

The 24.2% has been applied for the assets or liabilities expected to be realized settled in the year ended December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled for periods after December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

17. Other Assets

The details of other assets as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Other financial assets
Other receivables	￦	6,366,406	￦	2,470,405
Receivables in gold		—		107
Accrued income		1,208,880		1,253,034
Guarantee deposits		1,353,482		1,333,370
Domestic exchange settlement debits		1,370,475		1,403,284
Others		595,562		304,694
Allowances for loan losses		(500,892)		(353,905)
Present value discount		(1,227)		(1,084)

		10,392,686		6,409,905

Other non-financial assets
Other receivables		313		7,300
Prepaid expenses		308,975		307,742
Guarantee deposits		3,652		3,149
Insurance assets		151,362		128,450
Separate account assets		598,414		538,179
Others		106,053		92,133
Allowances on other asset		(7,633)		(8,339)

		1,161,136		1,068,614

	￦	11,553,822	￦	7,478,519

The changes in allowances for loan losses on other assets for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Other financial assets		Other non- financial assets		Total
Beginning	￦	353,905	￦	8,339	￦	362,244
Written-off		(28,874)		(4,229)		(33,103)
Provision (reversal)		23,536		3,523		27,059
Others		152,325		—		152,325

Ending	￦	500,892	￦	7,633	￦	508,525

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	June 30, 2011
	Other financial assets		Other non- financial assets		Total
Beginning	￦	364,530	￦	24,210	￦	388,740
Written-off		(15,024)		(19,083)		(34,107)
Provision (reversal)		4,954		(1,875)		3,079
Others		74		—		74

Ending	￦	354,534	￦	3,252	￦	357,786

18. Assets held for sale

The details of assets held for sale as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	7,246	￦	(3,430)	￦	3,816	￦	3,816
Land		7,492		(2,901)		4,591		4,591

	￦	14,738	￦	(6,331)	￦	8,407	￦	8,407

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	8,371	￦	(3,746)	￦	4,625	￦	4,625
Land		7,807		(2,501)		5,306		5,306

	￦	16,178	￦	(6,247)	￦	9,931	￦	9,931

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The changes in accumulated impairment losses of assets held for sale for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)
June 30, 2012
Beginning	Provision	Reversal	Others	Ending
￦(6,247)	￦(2,562)	￦—	￦2,478	￦(6,331)

(In millions of Korean won)
June 30, 2011
Beginning	Provision	Reversal	Others	Ending
￦(3,653)	￦(1,017)	￦78	￦550	￦(4,042)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

As of June 30, 2012, assets held for sale consist of eight real estate of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not yet sold by June 30, 2012. As of reporting date, two assets out of above assets held for sale are under negotiation for sale and the remaining seven assets are also actively marketed.

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Financial liabilities held for trading
Securities sold	￦	709,941	￦	522,112
Other		34,932		28,761

		744,873		550,873

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		873,493		837,206

		873,493		837,206

Total financial liabilities at fair value through profit or loss	￦	1,618,366	￦	1,388,079

The details of credit risk of financial liabilities designated at fair value through profit or loss as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Financial liabilities designated at fair value through profit or loss	￦	873,493	￦	837,206
Changes in fair value resulting from changes in the credit risk		2,326		(9,442)
Accumulated changes in fair value resulting from changes in the credit risk		(7,116)		(9,442)

20. Deposits

Deposits as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Deposits	￦	197,725,862	￦	190,337,890
Deferred financing costs		(61)		(300)

	￦	197,725,801	￦	190,337,590

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of deposits as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Demand deposits in Korean won
Checking deposits	￦	181,250	￦	146,658
Household checking deposits		423,491		434,134
Special deposits		2,727,684		2,691,674
Ordinary deposits		20,662,440		20,581,481
Public fund deposits		95,513		85,895
Treasury deposits		43,186		7,539
General savings deposits		23,672,555		23,471,543
Corporate savings deposits		11,201,321		10,209,575
Nonresident’s deposit in Korean won		51,911		128,630
Nonresident’s free deposit in Korean won		18,096		15,672
Others		232,720		308,181

		59,310,167		58,080,982

Demand deposits in foreign currencies
Checking deposits		66,070		71,838
Ordinary deposits		1,839,542		1,661,358
Special deposits		713		1,145
Others		4,536		9,436

		1,910,861		1,743,777

		61,221,028		59,824,759

Time deposits in Korean won
Time deposits		120,057,209		114,868,739
Installment savings deposits		6,123,319		5,454,573
Good-sum formation savings		34,478		338
Workers’ savings for housing		—		2
Nonresident’s deposit in Korean won		200,813		193,765
Long-term savings deposits for workers		1,775		1,862
Nonresident’s free deposit in Korean won		88,484		85,875
Long-term housing savings deposits		3,146,782		3,309,833
Long-term savings for households		216		247
Preferential savings deposits for workers		437		489
Mutual installment deposits		1,179,018		1,273,806
Mutual installment for housing		1,080,644		1,173,404
Others		183		196

		131,913,358		126,363,129

Time deposits in foreign currencies
Time deposits		2,814,072		2,604,603
Installment savings deposits		2,353		1,201
Others		6,946		23

		2,823,371		2,605,827

		134,736,729		128,968,956

Certificates of deposits		1,768,105		1,544,175

Total deposits	￦	197,725,862	￦	190,337,890

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

21. Debts

The details of debts as of June 30, 2012 and December 31, 2011, consist of:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Borrowings	￦	14,344,493	￦	14,091,973
Bonds sold under repurchase agreements and others		1,439,976		1,590,400
Call money		3,099,146		1,141,465

	￦	18,883,615	￦	16,823,838

The details of borrowings as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	June 30, 2012		Dec. 31, 2011
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.50	￦	647,394	￦	650,616
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		639,595		690,750
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.73 ~ 5.91		108,878		405,033
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	1.50 ~ 3.95		216,239		91,254
	Other borrowings	Small & Medium Business Corporation and others	0.50 ~ 6.04		3,231,382		3,538,983

					4,843,488		5,376,636

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	—		49,176		28,194
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.37 ~ 5.74		5,449,542		4,694,199
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.27 ~ 3.37		1,085,142		1,019,279
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,917,145		2,973,665

					9,501,005		8,715,337

				￦	14,344,493	￦	14,091,973

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of bonds sold under repurchase agreements and others as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	June 30, 2012		Dec. 31, 2011
Bonds sold under repurchase agreements	Individuals, Groups, Corporations	2.60 ~ 7.34	￦	1,351,521	￦	1,511,875
Bills sold	Counter sale	1.99 ~ 3.78		88,455		78,525

			￦	1,439,976	￦	1,590,400

The details of call money as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	June 30, 2012		Dec. 31, 2011
Call money in Korean won	Samsung Asset Management Co., Ltd. and others	3.06 ~ 3.36	￦	2,089,800	￦	314,200
Call money in foreign currencies	Centralbank Uzbekistan and others	0.17 ~ 2.90		1,009,346		827,265

			￦	3,099,146	￦	1,141,465

Call money and borrowings from financial institutions as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	1,970,332	￦	1,128,814	￦	3,099,146
Borrowings		647,394		9,171,937		629,609		10,448,940

	￦	647,394	￦	11,142,269	￦	1,758,423	￦	13,548,086

(In millions of Korean won)	Dec. 31, 2011
	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	932,410	￦	209,055	￦	1,141,465
Borrowings		650,616		9,064,282		1,216,359		10,931,257

	￦	650,616	￦	9,996,692	￦	1,425,414	￦	12,072,722

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

22. Debentures

The details of debentures as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Annual interest rate (%)	June 30, 2012		Dec. 31, 2011
Debentures in Korean won
Hybrid capital instrument	8.50	￦	100,000	￦	100,000
Structured debentures	2.00 ~ 8.62		2,124,238		3,424,238
Subordinated fixed rate debentures in Korean won	4.27 ~ 7.70		6,804,065		7,995,571
Fixed rate debentures in Korean won	3.41 ~ 7.95		11,137,068		10,791,612
Floating rate debentures in Korean won	3.56 ~ 5.01		983,258		803,258

			21,148,629		23,114,679

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			(5,668)		15,964
Fair value adjustments on valuation of fair value hedged items (prior year portion)			52,825		42,494

			47,157		58,458

Discount or premium on debentures in Korean won
Discount on debentures			(36,195)		(52,290)

			21,159,591		23,120,847

Debentures in foreign currencies
Floating rate debentures	0.88 ~ 5.07		814,791		1,309,606
Fixed rate debentures	0.80 ~ 7.25		2,921,209		2,705,167

			3,736,000		4,014,773

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			12,687		47,986
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(72,523)		(90,778)

			(59,836)		(42,792)

Discount or premium on debentures in foreign currencies
Discount on debentures			(18,674)		(22,949)

			3,657,490		3,949,032

		￦	24,817,081	￦	27,069,879

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The changes in debentures based on face value for the six-month period ended June 30, 2012, are as follows:

(In millions of Korean won)	June 30, 2012
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(1,610,000)		—		2,124,238
Subordinated fixed rate debentures in Korean won		7,995,571		700,000		(1,891,506)		—		6,804,065
Fixed rate debentures in Korean won		10,791,612		3,388,300		(3,042,844)		—		11,137,068
Floating rate debentures in Korean won		803,258		340,000		(160,000)		—		983,258

		23,114,679		4,738,300		(6,704,350)		—		21,148,629

Debentures in foreign currencies
Floating rate debentures		1,309,606		109,934		(581,967)		(22,782)		814,791
Fixed rate debentures		2,705,167		968,236		(750,347)		(1,847)		2,921,209
		4,014,773		1,078,170		(1,332,314)		(24,629)		3,736,000

	￦	27,129,452	￦	5,816,470	￦	(8,036,664)	￦	(24,629)	￦	24,884,629

The changes in debentures based on face value for the year ended June 30, 2011, are as follows:

(In millions of Korean won)	June 30, 2011
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,684,341		380,000		(490,103)		—		3,574,238
Subordinated fixed rate debentures in Korean won		7,323,268		500,000		(101,336)		—		7,721,932
Fixed rate debentures in Korean won		13,273,928		4,131,700		(4,588,298)		7,514		12,824,844
Floating rate debentures in Korean won		833,258		160,000		(350,062)		62		643,258

		25,214,795		5,171,700		(5,529,799)		7,576		24,864,272

Debentures in foreign currencies
Floating rate debentures		1,686,459		—		(143,963)		(30,373)		1,512,123
Fixed rate debentures		2,337,759		—		—		(71,714)		2,266,045

		4,024,218		—		(143,963)		(102,087)		3,778,168

	￦	29,239,013	￦	5,171,700	￦	(5,673,762)	￦	(94,511)	￦	28,642,440

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

23.	Provisions

The details of provisions as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Provisions for unused loan commitments	￦	245,165	￦	259,427
Provisions for acceptances and guarantees		297,098		311,502
Provisions for financial guarantee contracts		7,462		7,959
Provisions for asset retirement obligation		63,474		60,059
Other		140,446		158,792

	￦	753,645	￦	797,739

Provisions for unused loan commitments as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	38,977,185	￦	97,242	0.25
Retail loan commitments		14,672,432		43,173	0.29
Credit line on credit cards		38,944,968		104,750	0.27

	￦	92,594,585	￦	245,165	0.26

(In millions of Korean won)	Dec. 31, 2011
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	36,365,468	￦	102,301	0.28
Retail loan commitments		14,632,998		44,499	0.30
Credit line on credit cards		39,070,550		112,627	0.29

	￦	90,069,016	￦	259,427	0.29

Provisions for acceptances and guarantees as of June 30, 2012 and December 31, 2011, are as follows:

	June 30, 2012
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,880,624	￦	38,819	2.06
Confirmed acceptances and guarantees in foreign currencies		3,829,485		111,532	2.91
Unconfirmed acceptances and guarantees		4,908,037		146,747	2.99

	￦	10,618,146	￦	297,098	2.80

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

	Dec. 31, 2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,605,167	￦	39,318	2.45
Confirmed acceptances and guarantees in foreign currencies		4,242,061		119,548	2.82
Unconfirmed acceptances and guarantees		5,695,456		152,636	2.68

	￦	11,542,684	￦	311,502	2.70

The changes in provisions for unused loan commitments, acceptances and guarantees for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	259,427	￦	311,502	￦	570,929
Effects of changes in foreign exchange rate		6		48		54
Provision(reversal)		(14,268)		(14,452)		(28,720)

Ending	￦	245,165	￦	297,098	￦	542,263

(In millions of Korean won)	June 30, 2011
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	284,667	￦	414,254	￦	698,921
Effects of changes in foreign exchange rate		(596)		(10,309)		(10,905)
Reversal		5,642		(95,798)		(90,156)

Ending	￦	289,713	￦	308,147	￦	597,860

The changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Beginning	￦	7,959	￦	18,866
Reversal		(497)		(5,836)

Ending	￦	7,462	￦	13,030

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The changes in provisions for asset retirement obligation for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Beginning	￦	60,059	￦	49,461
Provision		2,593		4,549
Used		(329)		(843)
Unwinding of discount		1,172		1,367
Effects of changes in discount rate		(21)		—

Ending	￦	63,474	￦	54,534

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Membership rewards program	￦	13,384	￦	13,495
Dormant accounts		12,760		11,292
Litigations		44,491		49,286
Others		69,811		84,719

	￦	140,446	￦	158,792

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The changes in other provisions for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792
Increase		7,865		6,015		1,821		2,529		18,230
Decrease		(7,976)		(4,547)		(6,616)		(17,437)		(36,576)

Ending	￦	13,384	￦	12,760	￦	44,491	￦	69,811	￦	140,446

(In millions of Korean won)	June 30, 2011
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	12,437	￦	9,773	￦	6,200	￦	224,412	￦	252,822
Increase		9,236		3,339		12,853		8,210		33,638
Decrease		(8,064)		(3,679)		(3,831)		(85,786)		(101,360)

Ending	￦	13,609	￦	9,433	￦	15,222	￦	146,836	￦	185,100

24. Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The changes in the defined benefit obligation for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Present value of defined benefit obligation (beginning)	￦	728,884	￦	491,989
Current service cost		77,427		71,809
Interest cost		15,583		12,350
Actuarial gains(losses)		806		—
Exchange difference on foreign plans		(10)		(18)
Benefits paid		(17,993)		(13,491)
Curtailments		(211)		—
Settlements		(313)		—

Present value of defined benefit obligation (ending)	￦	804,173	￦	562,639

The changes in the fair value of plan assets for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Fair value of plan assets (beginning)	￦	600,396	￦	366,526
Expected return on plan assets		12,498		7,642
Actuarial gains(losses)		(66)		143
Contributions		54,901		101,548
Benefits paid		(17,580)		(13,609)
Settlements		(134)		—

Fair value of plan assets (ending)	￦	650,015	￦	462,250

The details of defined benefit liabilities as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Present value of defined benefit obligation	￦	804,173	￦	728,884
Fair value of plan assets		(650,015)		(600,396)

Defined benefit liability	￦	154,158	￦	128,488

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Current service cost	￦	77,427	￦	71,809
Interest cost		15,583		12,350
Expected return on plan assets		(12,498)		(7,642)
Actuarial losses(gains)		872		(143)
Curtailments		(211)		—

Post-employment benefits[1]	￦	81,173	￦	76,374

[1]

Post-employment benefits amounting to ￦352 million and ￦387 million for the six-month periods ended June 30, 2012 and 2011, respectively, are recognized as other operating expense in the statements of comprehensive income.

The actual return on plan assets is ￦12,432 million and ￦7,785 million for the six-month periods ended June 30, 2012 and 2011, respectively.

The details of plan assets as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Time deposits	￦	650,015	￦	600,396

Key actuarial assumptions used as of June 30, 2012 and December 31, 2011, are as follows:

Ratio (%)
	June 30, 2012	Dec. 31, 2011
Discount rate	3.76 ~ 4.11	3.76 ~ 4.40
Expected return on plan assets	3.20 ~ 4.19	3.20 ~ 4.19
Future salary increase rate	0.00 ~ 10.00	0.00 ~ 10.00

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each item as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Present value of defined benefits obligation	￦	804,173	￦	728,884
Fair value of plan assets		(650,015)		(600,396)
		154,158		128,488
Adjustments to defined benefits obligation		806		40,685
Adjustments to plan assets		66		(982)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

25. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Other financial liabilities
Other payables	￦	6,957,979	￦	3,000,703
Prepaid card and debit card		22,926		20,151
Accrued expenses		4,250,174		4,219,075
Financial guarantee liabilities		6,307		7,217
Deposits for letter of guarantees and others		133,093		154,542
Domestic exchange settlement credits		39,952		133,568
Foreign exchanges settlement credits		99,135		88,480
Borrowings from other business account		13,311		11,827
Borrowings from trust accounts		1,377,714		1,918,766
Liability Incurred by agency relationship		227,916		197,537
Account for agency businesses		177,247		134,256
Others		109,659		75,983

		13,415,413		9,962,105

Other non-financial liabilities
Other payables		34,248		126,666
Unearned revenue		126,736		125,190
Accrued expenses		337,857		184,412
Deferred revenue on credit card points		102,282		106,132
Withholding taxes		70,130		154,478
Insurance liabilities		4,348,268		3,531,436
Separate account liabilities		604,332		543,819
Others		176,998		351,931

		5,800,851		5,124,064

	￦	19,216,264	￦	15,086,169

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

26. Equity

26.1 Share capital

The details of outstanding shares of the Parent Company as of June 30, 2012 and December 31, 2011, are as follows:

	Ordinary shares
	June 30, 2012		Dec. 31, 2011
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par Value per share	￦	5,000	￦	5,000
Share capital stock[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

26.2 Capital surplus

The details of capital surplus as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,183,282		4,183,772

	￦	15,841,334	￦	15,841,824

The changes in the loss on sale of treasury shares for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)
June 30, 2012
Beginning	Changes	Tax effect	Ending
￦ (568,544)	—	—	￦ (568,544)

(In millions of Korean won)
June 30, 2011
Beginning	Changes	Tax effect	Ending
￦ (420,484)	1,037	(242)	￦ (419,689)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Exchange differences on translating foreign operations	￦	(1,531)	￦	(1,465)
Change in value of available-for-sale financial assets		216,102		200,275
Change in value of held-to-maturity financial assets		(1,440)		(1,652)
Shares of other comprehensive income of associates		(8,676)		(4,195)
Cash flow hedges		741		(1,321)

	￦	205,196	￦	191,642

26.4 Retained earnings

The details of retained earnings as of June 30, 2012 and December 31, 2011, consist of:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Legal reserves[1]	￦	124,014	￦	124,014
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		4,719,208		3,846,737

	￦	5,825,222	￦	4,952,751

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of the regulatory reserve for credit losses as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	1,913,455	￦	1,816,074
Non-controlling interests		838		643

	￦	1,914,293	￦	1,816,717

The adjustments to the regulatory reserve for credit losses as of June 30, 2012 and 2011, are as follows:

(In millions of Korean won, except earnings per share)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Provision(reversal) of regulatory reserve for credit losses	￦	66,489	￦	97,381	￦	143,840	￦	(104,423)
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[1]		480,969		1,053,263		673,495		1,679,308
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		1,245		2,726		1,911		4,808
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		1,242		2,720		1,907		4,801

[1]

Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

27. Net Interest Income

The details of interest income and interest expense for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	￦	38,327	￦	72,929	￦	14,046	￦	26,827
Loans		3,127,969		6,281,955		3,016,670		5,853,048
Financial investments
Available-for-sale financial assets		198,787		399,401		191,462		378,868
Held-to-maturity financial assets		159,862		325,771		173,955		353,011
Other		52,130		97,611		47,683		92,405

	￦	3,577,075	￦	7,177,667	￦	3,443,816	￦	6,704,159

Interest expenses
Deposits		1,350,615		2,710,169		1,207,376		2,315,656
Debts		105,898		204,773		82,205		150,183
Debentures		315,112		643,178		386,309		771,349
Other		17,734		34,856		15,282		32,768

		1,789,359		3,592,976		1,691,172		3,269,956

Net interest income	￦	1,787,716	￦	3,584,691	￦	1,752,644	￦	3,434,203

Interest income recognized on impaired loans and financial investments amounts to ￦59,750 million (2011: ￦61,526 million) and ￦103 million (2011: ￦99 million), respectively, for the six-month periods ended June 30, 2012 and 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

28. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	￦	41,962	￦	84,501	￦	48,081	￦	96,919
Lending activity fees		22,623		43,542		23,461		45,017
Credit card related fees and commissions		300,201		587,052		277,747		544,997
Debit card related fees and commissions		54,638		106,379		45,614		94,516
Agent activity fees		63,642		143,383		54,671		113,545
Trust and other fiduciary fees		45,223		92,289		41,487		86,062
Fund management related fees		19,090		38,845		19,207		37,084
Guarantee fees		8,177		16,520		8,496		17,108
Foreign currency related fees		29,470		56,751		29,002		57,367
Commissions from transfer agent services		43,613		89,100		55,867		112,910
Other business account commission on consignment		7,664		15,684		9,226		156,559
Securities brokerage fees		14,019		35,612		20,232		42,297
Other		32,739		69,220		24,876		50,270

		683,061		1,378,878		657,967		1,454,651

Fee and commission expense
Trading activity related fees[1]		3,958		9,512		2,451		4,087
Lending activity fees		6,317		9,054		2,870		5,244
Credit card related fees and commissions		264,167		515,584		204,737		359,214
Outsourcing related fees		15,880		29,319		14,418		28,384
Foreign currency related fees		2,774		5,503		2,291		4,482
Management fees of written-off loans		1,008		1,724		1,315		3,324
Other		15,888		37,695		18,089		57,179

		309,992		608,391		246,171		461,914

Net fee and commission income	￦	373,069	￦	770,487	￦	411,796	￦	92,737

[1]	The fees from financial assets/liabilities at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Financial assets held for trading
Debt securities	￦	76,632	￦	110,253	￦	42,205	￦	80,459
Equity securities		(27,462)		7,637		2,447		7,287

		49,170		117,890		44,652		87,746

Derivatives held for trading
Interest rate		(5,581)		(5,618)		(22,207)		(8,917)
Currency		257,347		393,653		214,705		480,411
Stock or stock index		25,270		30,261		88,015		86,901
Credit		—		—		25		196
Commodity		128		(57)		(170)		(50)
Other		1,107		729		(42)		183

		278,271		418,968		280,326		558,724

Financial liabilities held for trading		(18,270)		(23,751)		(16,093)		(39,429)

Other financial instruments		(6)		(16)		7		(17)

	￦	309,165	￦	513,091	￦	308,892	￦	607,024

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Financial assets designated at fair value through profit or loss	￦	25,506	￦	98,377	￦	2,145	￦	2,218
Financial liabilities designated at fair value through profit or loss		(27,274)		(114,214)		(3,677)		(4,230)

	￦	(1,768)	￦	(15,837)	￦	(1,532)	￦	(2,012)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

30. Other operating income and expenses

The details of other operating income and expenses for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	28	￦	28	￦	(259)	￦	1
Gains on sale of available-for-sale financial assets		26,734		56,547		333,111		407,391

		26,762		56,575		332,852		407,392

Gains on foreign exchange transactions		274,938		548,435		276,779		592,061
Income related to insurance		492,259		1,029,147		192,218		390,208
Dividend income		12,387		52,180		8,061		51,573
Others		51,106		181,214		180,248		292,917

		857,452		1,867,551		990,158		1,734,151

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		1		1		—		—
Loss on sale of available-for-sale financial assets		3,303		3,615		4,869		8,441
Impairment on available-for-sale financial assets		5,666		7,528		19,688		27,424

		8,970		11,144		24,557		35,865

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		—		—		(3)		126

		—		—		(3)		126

Loss on foreign exchanges transactions		454,471		824,936		431,992		950,641
Expense related to insurance		505,472		1,051,769		211,233		429,968
Others		265,579		564,937		320,177		575,338

		1,234,492		2,452,786		987,956		1,991,938

Net other operating income (expenses)	￦	(377,040)	￦	(585,235)	￦	2,202	￦	(257,787)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

31. Employee Benefits

31.1 The details of employee benefits

The details of employee benefits for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Salaries and other short-term employee benefits	￦	402,024	￦	800,694	￦	449,621	￦	826,068
Post-employment benefits-defined benefit plans		40,496		80,821		37,692		75,987
Post-employment benefits-defined contribution plans		1,497		2,590		781		1,530
Termination benefits		(837)		(2,261)		239		(1,752)
Share-based payments[1]		(2,218)		3,114		(3,634)		(6,248)

	￦	440,962	￦	884,958	￦	484,699	￦	895,585

[1]	Reversal of share-based payments was due to the decrease in share price.

31.2 Share-based payments

31.2.1 Share options

The details of the share options as of June 30, 2012, are as follows:

(In number of shares)	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 15-1	2005.03.18	8	165,000	Service period: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service period: 3 years[4]
Series 17	2005.07.22	8	30,000	Service period: 3 years[4]
Series 18	2005.08.23	8	15,000	Service period: 3 years[4]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			2,765,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and number of shares are linked to certain performance conditions for the service period.

The changes in the number of granted share options and the weighted average exercise price for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In Korean won, except shares)

	June 30, 2012
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life(Years)
	Beginning		Exercised		Expired		Ending
Series 12		54,250		—		54,250		—		—	￦	—	—
Series 13-1		20,000		—		20,000		—		—		—	—
Series 15-1		125,362		—		—		125,362		125,362		54,656	0.72
Series 15-2		440,928		—		—		440,928		440,928		46,800	0.72
Series 17		29,441		—		—		29,441		29,441		49,200	1.06
Series 18		7,212		—		—		7,212		7,212		53,000	1.15
Series 19		751,651		—		—		751,651		751,651		77,063	1.73
Series 20		25,613		—		—		25,613		25,613		81,900	1.83
Series 21		18,987		—		—		18,987		18,987		76,600	2.33
Series 22		657,498		—		—		657,498		657,498		77,100	2.61
Series 23		15,246		—		—		15,246		15,246		84,500	2.73

		2,146,188		—		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	—	￦	46,787	￦	68,909	￦	68,909

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In Korean won, except shares)	June 30, 2011
	Number of granted shares								Number of exercisable share		Exercise price per share	Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
Series 10-1		40,063		23,385		16,678		—		—	—	—
Series 10-2		51,303		51,303		—		—		—	—	—
Series 11		5,091		—		—		5,091		5,091	40,500	0.16
Series 12		54,250		—		—		54,250		54,250	46,100	0.61
Series 13-1		20,000		—		—		20,000		20,000	48,650	0.73
Series 15-1		125,362		—		—		125,362		125,362	54,656	1.72
Series 15-2		450,928		10,000		—		440,928		440,928	46,800	1.72
Series 16		8,827		8,827		—		—		—	—	—
Series 17		29,441		—		—		29,441		29,441	49,200	2.06
Series 18		7,212		—		—		7,212		7,212	53,000	2.15
Series 19		751,651		—		—		751,651		751,651	77,063	2.73
Series 20		25,613		—		—		25,613		25,613	81,900	2.83
Series 21		18,987		—		—		18,987		18,987	76,600	3.33
Series 22		657,498		—		—		657,498		657,498	77,100	3.61
Series 23		15,246		—		—		15,246		15,246	84,500	3.73
Series Kookmin Credit Card-1		22,146		—		22,146		—		—	—	—
Series Kookmin Credit Card-2		9,990		—		9,990		—		—	—	—

		2,293,608		93,515		48,814		2,151,279		2,151,279

Weighted average exercise price	￦	67,108	￦	40,637	￦	75,058	￦	68,079	￦	68,079

The weighted-average share price for share options exercised during the six-month period ended June 30, 2011, was ￦58,165.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 15-1 (Directors)	￦	37,300	￦	54,656	27.20	0.36	￦	93	3.31	￦	51
Series 15-2 (Directors)		37,300		46,800	27.20	0.36		93	3.31		281
Series 15-2 (Employees)		37,300		46,800	27.20	0.36		93	3.31		281
Series 17 (Directors)		37,300		49,200	28.86	0.53		138	3.31		448
Series 18 (Employees)		37,300		53,000	29.66	0.57		149	3.31		291
Series 19 (Directors)		37,300		76,726	38.36	0.87		223	3.31		179
Series 19 (Employees)		37,300		77,390	30.06	0.45		118	3.31		5
Series 20 (Employees)		37,300		81,900	28.42	0.55		143	3.31		—
Series 21 (Employees)		37,300		76,600	41.03	1.05		270	3.31		451
Series 22 (Directors)		37,300		77,100	37.99	1.31		335	3.31		527
Series 22 (Employees)		37,300		77,100	37.51	1.33		342	3.31		526
Series 23 (Non-executive directors)		37,300		84,500	23.87	0.10		27	3.31		—

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

31.2.2 Share Grants

The Group changed the scheme of share based payment from share option to share grant in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grant as of June 30, 2012, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 1	2008.09.29	2,543	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2]
Series 2	2009.03.27	3,090	Service fulfillment[3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance[4,1][0]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance[5,1][0]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance[6,1][0]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance[6,1][0]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance[4],1[0]

		320,844

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance[7,1][0]
Series 24	2010.08.03	25,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8,1][0,11]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance[7,1][0]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Series 27	2010.09.20	6,222	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8,1][0]
Series 28	2010.12.21	50,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8,1][0]
Series 29	2010.12.23	5,559	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8,1][0]
Series 31	2011.01.03	16,479	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8],1[0]
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of non-market performance[9],1[0]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8,1][0]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8,1][0]
Series 35	2011.10.12	8,846	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8,1][0]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance[1][0,12]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8],1[0]
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8],1[0]
Series 39	2012.01.08	120,176	Services fulfillment, Achievement of targets on the basis of market and non-market performance[8],1[0]
Grant deferred in 2010	—	10,463	Satisfied
Grant deferred in 2011	—	26,884	Satisfied
Grant deferred in 2012	—	13,547	Satisfied

		648,574

(Other subsidiaries)
Share granted in 2010		33,817	Services fulfillment, Achievement of targets on the basis of market and non-market performance[1][3]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Share granted in 2011	38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance[1][3]
Share granted in 2012	64,050	Services fulfillment, Achievement of targets on the basis of market and non-market performance[1][3]

	136,798

	1,106,216

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The vesting condition is to fulfill of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirements. The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirements.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS ratio and qualitative indicators, such as a trend of ROA of last two years, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	Certain portion of the granted shares is compensated over a maximum period of three-years.
[11]	Fair value of compensation per granted share is confirmed.
[12]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other is determined by the targeted KPIs.
[13]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on MOU of the Group and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of June 30, 2012, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	6,149	Satisfied
Share granted in 2011	2011.01.01	19,279	Satisfied
Share granted in 2012	2012.01.01	13,901	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	82,673	Satisfied
Share granted in 2011	2011.01.01	142,971	Satisfied
Share granted in 2012	2012.01.01	90,519	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three-years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-4	0.73	3.31	—	36,652
Series 2-3	0.73	3.31	—	36,652
Series 3-1	0.50~1.50	3.31	57,407	37,451~38,169
Series 3-2	0.50~2.50	3.31	—	37,294~39,204
Series 3-3	0.50~1.50	3.31	57,407	37,451~38,169
Series 4-1	1.03~4.04	3.31	7,130	39,204~40,664
Series 4-2	1.03~4.04	3.31	7,483	39,204~40,664
Series 4-3	0.50~3.50	3.31	698	36,704~39,835
Series 4-4	0.50~3.50	3.31	734	36,704~39,835
Series 4-5	0.50~3.50	3.31	122	36,704~39,835
Series 5-1	0.50~3.50	3.31	—	37,294~39,204
Series 6-1	1.50~4.51	3.31	7,866	36,447~40,664
Series 7-1	1.50~4.51	3.31	15,228	36,447~40,664

(Kookmin Bank)
Series 23	1.03~4.04	3.31	7,373	36,520~40,497
Series 24	0.09~3.50	3.31	24	36,892~39,835
Series 25	1.03~4.04	3.31	7,373	36,520~40,497
Series 27	0.22~3.50	3.31	2	36,791~39,835
Series 28	0.50~3.50	3.31	283	36,704~39,835
Series 29	0.50~3.50	3.31	397	36,704~39,835
Series 31	0.50~3.50	3.31	476	36,704~39,835
Series 32	1.73~4.67	3.31	—	36,344~41,457
Series 33	1.00~3.67	3.31	7,573	36,519~39,835
Series 34	1.11~3.67	3.31	9,393	36,496~39,835
Series 35	1.50~3.67	3.31	9,846	36,447~39,835
Series 36	1.50~3.67	3.31	10,411	36,447~39,835
Series 37	1.50~3.67	3.31	14,837	36,447~39,835
Series 38	1.50~3.67	3.31	15,228	36,447~39,835
Series 39	1.50~3.67	3.31	15,026	36,447~39,835
Grant deferred in 2010	0.25~3.25	3.31	—	37,673~38,430
Grant deferred in 2011	0.25~3.25	3.31	—	37,673~38,430
Grant deferred in 2012	1.25~3.25	3.31	—	37,673~38,430

(Other subsidiaries)
Share granted in 2010	0.50~1.50	3.31	0~7,299	36,458~36,713
Share granted in 2011	1.50~1.85	3.31	4,261~8,641	36,246~36,463
Share granted in 2012	0.00~2.86	3.30~3.31	20,086~23,312	36,043~36,312

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Linked to short term performance
(KB Financial Group Inc.)
Share granted in 2010	0.50~1.50	3.31	—	37,294~38,169
Share granted in 2011	0.50~2.50	3.31	—	37,294~39,204
Share granted in 2012	1.50~3.50	3.31	—	37,294~39,835

(Kookmin Bank)
Share granted in 2010	0.09~1.50	3.31	—	37,091~38,206
Share granted in 2011	0.50~2.50	3.31	—	37,294~41,457
Share granted in 2012	1.50~3.50	3.31	—	37,294~39,835

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of June 30, 2012, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of June 30, 2012 and December 31, 2011, the accrued expenses related to share-based payments including share options and share grants amounted to ￦27,452 million and ￦27,236 million, respectively, and the compensation costs from share options and share grants amounting to ￦3,114 million and ￦6,248 million were reversed for the six-month periods ended June 30, 2012 and 2011, respectively. There is no intrinsic value of the vested share options.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

32. Other general and administrative expenses

The details of other general and administrative expenses for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Welfare expense	￦	195,633	￦	375,717	￦	135,114	￦	266,364
Rental expense		67,065		135,651		63,243		125,724
Tax and dues		35,805		80,243		41,099		85,403
Communication		14,606		27,056		36,126		48,804
Electricity and utilities		5,288		11,810		4,865		11,238
Publication		5,290		10,140		5,978		11,346
Repairs and maintenance		3,392		6,293		4,037		7,226
Vehicle		10,736		20,638		10,252		19,785
Travel		1,545		2,658		1,267		2,441
Training		4,547		9,747		4,807		10,767
Service fees		27,940		52,614		27,086		50,545
Others		99,846		194,266		107,008		192,101

	￦	471,693	￦	926,833	￦	440,882	￦	831,744

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

33. Non-operating income and expenses

The details of non-operating income and expenses for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012				June 30, 2011
	Three months		Six months		Three months		Six months
Non-operating income
Gains of disposal in property and equipment	￦	535	￦	611	￦	78	￦	131
Rent received		917		1,774		994		1,913
Others		10,427		23,546		9,536		19,976

		11,879		25,931		10,608		22,020

Non-operating expenses
Losses of disposal in property and equipment		120		150		153		374
Donation		23,373		24,959		41,515		43,498
Restoration cost		295		311		762		1,478
Others		206		27,788		44,767		51,370

		23,994		53,208		87,197		96,720

Net non-operating income(expense)	￦	(12,115)	￦	(27,277)	￦	(76,589)	￦	(74,700)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

34. Tax expense

Income tax expense for the six-month periods ended June 30, 2012 and 2011, consists of:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Tax payable
Current tax expense	￦	356,515	￦	544,468
Adjustments recognized in the period for current tax of prior years		42,889		(24,648)

		399,404		519,820

Changes in deferred income tax assets (liabilities)		(13,674)		(41,057)

Income tax recognized directly in equity
Exchange differences on translating foreign operations		—		(11)
Change in value of available-for-sale financial assets		(5,168)		13,394
Change in value of held-to-maturity financial assets		(119)		(128)
Share of other comprehensive income of associates		(151)		(1)
Cash flow hedges		(13)		—
Others		(12)		(243)

		(5,463)		13,011

Tax expense	￦	380,267	￦	491,774

An analysis of the net profit before income tax and income tax expense for the six-month periods ended June 30, 2012 and 2011, follows:

(In millions of Korean won)	Proportion (%)	June 30, 2012		June 30, 2011
Net profit before income tax		￦	1,536,297	￦	2,102,112

Tax at the applicable tax rate[1]	24.18		371,553		508,698
Non-taxable income	(0.12)		(1,885)		(11,903)
Non-deductible expense	0.40		6,123		1,186
Tax credit and tax exemption	(0.02)		(281)		(1,123)
Temporary difference for which no deferred tax is recognized	(0.20)		(3,027)		(2,390)
Deferred tax relating to changes in recognition and measurement	0.04		547		(1,025)
Income tax refund for tax of prior years	(0.02)		(284)		(3,703)
Income tax expense of overseas branch	0.55		8,390		6,323
Effects from change in tax rate	0.04		579		(4,745)
Others	(0.09)		(1,448)		456

Tax expense	24.75	￦	380,267	￦	491,774

[1]

Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of June 30, 2012. In addition, for ￦200 million and below is 11%, for over ￦200 million is 24.2% as of June 30, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	￦	(126,286)	￦	105,127	￦	(21,159)
Income tax payables		353,617		(105,127)		248,490

(In millions of Korean won)	Dec. 31, 2011
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	￦	(228,579)	￦	216,981	￦	(11,598)
Income tax payables		805,806		(216,981)		588,825

35. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2011, were ￦720 per share, amounting to total dividends of ￦278,173 million, and were paid in April 2012. The dividends paid to the shareholders of the Parent Company in 2011 were ￦41,163 million (￦120 per share).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

36. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	￦	(1,465)	￦	(66)	￦	—	￦	—	￦	(1,531)
Change in value of available-for-sale financial assets		200,275		53,326		(32,331)		(5,168)		216,102
Change in value of held-to-maturity financial assets		(1,652)		333		(2)		(119)		(1,440)
Shares of other comprehensive income of associates		(4,195)		(4,330)		—		(151)		(8,676)
Cash flow hedges		(1,321)		2,252		(177)		(13)		741

	￦	191,642	￦	51,515	￦	(32,510)	￦	(5,451)	￦	205,196

(In millions of Korean won)	June 30, 2011
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	￦	(6,957)	￦	(9,818)	￦	—	￦	(11)	￦	(16,786)
Change in value of available-for-sale financial assets		443,389		(198,562)		122,044		13,394		380,265
Change in value of held-to-maturity financial assets		(2,098)		359		(2)		(128)		(1,869)
Shares of other comprehensive income of associates		(3,762)		(21,658)		—		(1)		(25,421)

	￦	430,572	￦	(229,679)	￦	122,042	￦	13,254	￦	336,189

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

37. Earnings per share

37.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the six-month periods ended June 30, 2012 and 2011.

Weighted average number of ordinary shares outstanding:

(In number of shares)	June 30, 2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding [(B) =(A)/91]			386,351,693

Six-month period
Beginning (A)	386,351,693	182	70,316,008,126

Weighted average number of ordinary shares outstanding [(B) =(A)/182]			386,351,693

(In number of shares)	June 30, 2011
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063
Treasury shares (B)	34,966,962	91	3,181,993,542
Total outstanding shares [(C)=(A)-(B)]			31,976,010,521
Weighted average number of ordinary shares outstanding [(D) =(C)/91]			351,384,731

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	98	3,426,762,276

			6,710,990,120

Total outstanding shares [(C)=(A)-(B)]			63,218,666,313

Weighted average number of ordinary shares outstanding [(D) =(C)/181]			349,274,400

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Basic earnings per share:

(in Korean won and in number of shares)	June 30, 2012
	Three months		Six months
Profit attributable to ordinary shares (E)	￦	547,458,112,310	￦	1,150,644,208,475
Weighted average number of ordinary shares outstanding (F)		386,351,693		386,351,693
Basic earnings per share [(G)=(E)/(F)]	￦	1,417	￦	2,978

(in Korean won and in number of shares)	June 30, 2011
	Three months		Six months
Profit attributable to ordinary shares (E)	￦	817,334,970,425	￦	1,574,884,731,943
Weighted average number of ordinary shares outstanding (F)		351,384,731		349,274,400
Basic earnings per share [(G)=(E)/(F)]	￦	2,326	￦	4,509

37.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	June 30, 2012
Profit attributable to ordinary shares	￦	547,458,112,310	￦	1,150,644,208,475
Adjustment		—		—
Adjusted profit for diluted earnings per share	￦	547,458,112,310	￦	1,150,644,208,475

(In Korean won)	June 30, 2011
Profit attributable to ordinary shares	￦	817,334,970,425	￦	1,574,884,731,943
Adjustment		—		—
Adjusted profit for diluted earnings per share	￦	817,334,970,425	￦	1,574,884,731,943

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	June 30, 2012		June 30, 2011
	Three months	Six months	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693	351,384,731	349,274,400
Adjustment
Share grants	889,246	906,509	515,474	529,232
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,240,939	387,258,202	351,900,205	349,803,632

Diluted earnings per share:

(in Korean won and in number of shares)	June 30, 2012
	Three months		Six months
Adjusted profit for diluted earnings per share	￦	547,458,112,310	￦	1,150,644,208,475
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,240,939		387,258,202
Diluted earnings per share	￦	1,414	￦	2,971

(in Korean won and in number of shares)	June 30, 2011
	Three months		Six months
Adjusted profit for diluted earnings per share	￦	817,334,970,425	￦	1,574,884,731,943
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		351,900,205		349,803,632
Diluted earnings per share	￦	2,323	￦	4,502

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

38. Insurance Contracts

38.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Individual insurance
Pure Endowment insurance	￦	2,887,184	￦	2,159,534
Death insurance		58,147		54,008
Joint insurance		1,385,221		1,301,139
Group insurance		1,872		266
Other		15,844		16,489

	￦	4,348,268	￦	3,531,436

The changes in insurance liabilities for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Individual insurance						Group insurance		Other[1]		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	￦	2,159,534	￦	54,008	￦	1,301,139	￦	266	￦	16,489	￦	3,531,436
Provision		727,650		4,139		84,082		1,606		(645)		816,832

Ending	￦	2,887,184	￦	58,147	￦	1,385,221	￦	1,872	￦	15,844	￦	4,348,268

(In millions of Korean won)	June 30, 2011
	Individual insurance
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Other[1]		Total
Beginning	￦	1,640,681	￦	51,166	￦	1,152,599	￦	234	￦	13,496	￦	2,858,176
Provision		165,744		641		73,681		710		473		241,249

Ending	￦	1,806,425	￦	51,807	￦	1,226,280	￦	944	￦	13,969	￦	3,099,425

[1]	Consists of policyholders' profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

38.2 Insurance assets

The details of insurance assets presented within other assets as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Reinsurance assets	￦	3,147	￦	2,146
Deferred acquisition costs		148,215		126,304

	￦	151,362	￦	128,450

The changes in reinsurance assets for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Beginning	￦	2,146	￦	690
Increase (decrease)		1,001		(66)

Ending	￦	3,147	￦	624

The changes in deferred acquisition costs for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Beginning	￦	126,304	￦	71,407
Increase		57,581		45,044
Amortization		(35,670)		(19,847)

Ending	￦	148,215	￦	96,604

38.3 Insurance premiums and reinsurance

The details of insurance premiums for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	821,153	￦	7,879	￦	177,664	￦	2,907	￦	16,829	￦	1,026,432
Reinsurance premiums paid		(17)		(718)		(27)		(476)		(3,907)		(5,145)

Net premiums earned	￦	821,136	￦	7,161	￦	177,637	￦	2,431	￦	12,922	￦	1,021,287

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	June 30, 2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
Insurance premiums earned	￦	221,318	￦	2,141	￦	164,011	￦	1,542	￦	389,012
Reinsurance premiums paid		(169)		(358)		(77)		(757)		(1,361)

Net premiums earned	￦	221,149	￦	1,783	￦	163,934	￦	785	￦	387,651

The details of reinsurance transactions for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	762	￦	280	￦	323	￦	603
Group		476		303		—		303
Others		3,907		1,809		—		1,809

	￦	5,145	￦	2,392	￦	323	￦	2,715

(In millions of Korean won)	June 30, 2011
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	604	￦	315	￦	384	￦	699
Group		757		480		17		497

	￦	1,361	￦	795	￦	401	￦	1,196

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Insurance expenses for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	550	￦	386	￦	4,768	￦	507	￦	825	￦	7,036
Dividend expense		51		7		—		—		—		58
Refund expense		90,966		1,895		91,173		82		—		184,116
Provision		726,541		3,628		84,073		1,606		984		816,832

		818,108		5,916		180,014		2,195		1,809		1,008,042

Reinsurance claims		(69)		(145)		(66)		(303)		(1,809)		(2,392)

Net insurance expense	￦	818,039	￦	5,771	￦	179,948	￦	1,892	￦	—	￦	1,005,650

(In millions of Korean won)			June 30, 2011
			Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
Insurance expense			￦	781	￦	199	￦	17,891	￦	595	￦	19,466
Dividend expense				24		4		1		—		29
Refund expense				68,457		1,735		74,816		220		145,228
Provision				166,575		291		73,672		711		241,249

				235,837		2,229		166,380		1,526		405,972

Reinsurance claims				(33)		(225)		(57)		(480)		(795)

Net insurance expense			￦	235,804	￦	2,004	￦	166,323	￦	1,046	￦	405,177

38.4 Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by of the executive management.

ii.	The reinsurance department analyses the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year from the end of the reporting period.

The exposure of premium risk before mitigating risk by reinsurance as of June 30, 2012 and December 31, 2011, follows:

(In millions of Korean won)	June 30, 2012
	Risk premium		Claims paid
Protection insurance	￦	2,227	￦	1,748
Sickness insurance		3,703		2,305
Other life insurance		3,340		920

	￦	9,270	￦	4,973

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Risk premium		Claims paid
Protection insurance	￦	1,612	￦	2,666
Sickness insurance		3,121		1,288
Other life insurance		2,973		966

	￦	7,706	￦	4,920

The exposure of premium risk after mitigating risk by reinsurance as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Risk premium		Claims paid
Protection insurance	￦	1,049	￦	1,546
Sickness insurance		2,549		1,204
Other life insurance		2,903		679

	￦	6,501	￦	3,429

(In millions of Korean won)	Dec. 31, 2011
	Risk premium		Claims paid
Protection insurance	￦	1,077	￦	2,100
Sickness insurance		1,538		300
Other life insurance		2,452		764

	￦	5,067	￦	3,164

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Variable annuity policyholders reserve	￦	491,329	￦	459,174
Variable universal policyholders reserve		94,290		70,533
Variable annuity guarantee reserve		3,685		3,444
Variable universal guarantee reserve		47		35

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Premium reserves and unearned premium reserves classified based on each residual maturity as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
Premium reserves	￦	68,071	￦	308,484	￦	1,473,286	￦	285,903	￦	368,505	￦	1,787,273	￦	4,291,522
Unearned premium reserves		1,494		—		2		—		2		3		1,501

(In millions of Korean won)	Dec. 31, 2011
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
Premium reserves	￦	67,027	￦	213,331	￦	1,198,711	￦	294,585	￦	319,018	￦	1,389,754	￦	3,482,426
Unearned premium reserves		35		—		2		—		2		4		43

39. Trust Accounts

Financial information of the trust accounts the Group manages as of June 30, 2012 and December 31, 2011, follows:

(In millions of Korean won)	June 30, 2012				Dec. 31, 2011
	Total assets		Operating revenues		Total assets		Operating revenues[1]
Consolidated	￦	30,516	￦	2,191	￦	28,505	￦	2,120
Non-consolidated		40,791,804		2,312,075		46,181,817		2,223,278

	￦	40,822,320	￦	2,314,266	￦	46,210,322	￦	2,225,398

[1]	Operating revenues are for the six-month period ended June 30, 2011.
[2]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Significant transactions between the Group and the trust accounts for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011[1]
Revenues
Fees and commissions from trust accounts	￦	92,289	￦	86,062
Interest income from loans on trust accounts		8,919		7,902
Commissions from early termination in trust accounts		83		143

		101,291		94,107

Expenses
Interest expenses due to trust accounts		27,569		25,175
Assets
Accrued trust fees		50,329		37,418
Due from trust accounts		239,918		264,211

		290,247		301,629

Liabilities
Due to trust accounts		1,377,714		1,918,766
Accrued interest on due to trust accounts		5,117		6,204

	￦	1,382,831	￦	1,924,970

[1]	Assets and liabilities are as of December 31, 2011.

As of June 30, 2012 and December 31, 2011, the carrying amounts of the trust accounts for which the Group guarantees payment of principal are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Old age pension	￦	4,675	￦	5,267
Personal pension		1,747,141		1,715,696
Pension trust		1,255,653		1,183,155
Retirement trust		44,284		132,823
New personal pension		82,736		82,493
New old age pension		11,247		12,963

	￦	3,145,736	￦	3,132,397

[1]

The carrying amount of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of June 30, 2012 and December 31, 2011, there is no amount the Group has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

40. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Cash	￦	1,946,403	￦	1,840,829
Checks with other banks		813,065		781,269
Due from Bank of Korea		3,241,979		3,942,158
Due from other financial institutions		4,413,986		2,613,869

		10,415,433		9,178,125

Restricted due from financial institutions		(3,422,899)		(4,171,213)
Due from financial institutions with original maturities over three-months		(294,006)		(266,108)

		(3,716,905)		(4,437,321)

	￦	6,698,528	￦	4,740,804

Significant non-cash transactions for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012		June 30, 2011
Decrease in loans due to the write-offs	￦	856,166	￦	822,440
Changes in other comprehensive income due to valuation of investment securities		18,822		(62,405)
Increase in available-for-sale financial assets from debt-equity swap		—		919

Cash inflow and outflow due to paid from income tax, received (paid) from interest and dividends for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Activity	June 30, 2012		June 30, 2011
Income tax paid (refund)	Operating	￦	633,004	￦	(122,533)
Interest received	Operating		7,301,894		7,008,399
Interest paid	Operating		3,618,871		3,321,256
Dividends received	Operating		51,690		50,922
Dividends paid	Financing		278,173		41,163
Dividends paid on hybrid capital instrument	Financing		—		27,898

Cash flows generated by business combination

As of the acquisition date, the Group acquired cash and cash equivalents amounting to ￦40,575 million through the purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd., and no consideration was transferred.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

41. Contingent liabilities and commitments

Acceptances and guarantees as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	70,134
Acceptances and guarantees for KB purchasing loan		792,970		684,445
Bid bond		—		402
Performance bond		—		649
Refund guarantees		9,842		—
Other acceptances and guarantees		1,077,795		849,537

		1,880,624		1,605,167

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		358,582		411,145
Letter of guarantees		88,844		57,903
Bid bond		58,373		41,721
Performance bond		447,657		437,046
Refund guarantees		2,334,436		3,025,855
Other acceptances and guarantees		541,593		268,391

		3,829,485		4,242,061

Financial guarantees
Acceptances and guarantees for debentures		137		208
Acceptances and guarantees for mortgage		50,746		57,079
Financial guarantees		20,000		20,000
Overseas debt guarantees		256,866		244,929

		327,749		322,216

		6,037,858		6,169,444

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,681,838		4,023,393
Refund guarantees		1,226,199		1,672,063

		4,908,037		5,695,456

	￦	10,945,895	￦	11,864,900

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Acceptances and guarantees by counter party as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,568,233	￦	2,856,250	￦	7,424,483	67.83
Small companies		1,397,687		879,996		2,277,683	20.81
Public and others		71,938		1,171,791		1,243,729	11.36

	￦	6,037,858	￦	4,908,037	￦	10,945,895	100.00

(In millions of Korean won)	Dec. 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,571,010	￦	2,954,567	￦	7,525,577	63.43
Small companies		1,505,137		1,005,318		2,510,455	21.16
Public and others		93,297		1,735,571		1,828,868	15.41

	￦	6,169,444	￦	5,695,456	￦	11,864,900	100.00

Acceptances and guarantees by industry as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	96,565	￦	696	￦	97,261	0.89
Manufacturing		3,675,875		2,735,610		6,411,485	58.57
Service		321,553		37,672		359,225	3.28
Whole sale & Retail		1,032,624		834,992		1,867,616	17.06
Construction		839,808		194,445		1,034,253	9.45
Public sector		32,453		1,050,346		1,082,799	9.89
Others		38,980		54,276		93,256	0.86

	￦	6,037,858	￦	4,908,037	￦	10,945,895	100.00

(In millions of Korean won)	Dec. 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	75,048	￦	5,176	￦	80,224	0.68
Manufacturing		4,196,612		2,884,922		7,081,534	59.68
Service		162,960		49,197		212,157	1.79
Whole sale & Retail		991,023		858,189		1,849,212	15.59
Construction		639,406		177,030		816,436	6.88
Public sector		58,129		1,663,052		1,721,181	14.51
Others		46,266		57,890		104,156	0.87

	￦	6,169,444	￦	5,695,456	￦	11,864,900	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Commitments as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Commitments
Corporate loan commitments	￦	38,977,185	￦	36,365,468
Retail loan commitments		14,672,432		14,632,998
Credit line on credit cards		38,944,968		39,070,550
Private indirect reinvestment trusts for the stabilization of bond markets		1,037,826		1,037,826
UAMCO., Ltd.		89,950		89,950
Purchase of security investment		559,350		547,150

		94,281,711		91,743,942

Financial Guarantees
Credit line		499,180		471,951
Purchase of security investment		141,000		151,000

		640,180		622,951

	￦	94,921,891	￦	92,366,893

Other Matters (including litigation)

a) The Group has filed 103 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦816,894 million, and faces 290 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦873,526 million, which arose in the normal course of the business and are still pending as of June 30, 2012.

The government filed a civil lawsuit against the Korea Lottery Service Inc., an accounting firm and Kookmin Bank seeking total damages of ￦320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to an illegal act of Kookmin Bank’s employees and other parties. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, where it is currently pending. It is uncertain as to whether the Group will be ultimately liable for the damages in the aforementioned lawsuit. The amount of potential liabilities cannot be estimated as of June 30, 2012.

Meanwhile, several customers of Kookmin Bank filed lawsuits against Kookmin Bank claiming for a refund of fees for putting up fixed collateral. The first trial is under way as of June 30, 2012, and the additional same type of lawsuits are likely to follow. A relatively low probability of an outflow of resources is expected in relation to the outcome of the lawsuits.

b) According to shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

c) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of June 30, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

42. Asset-backed securitization

The Group issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.76	2039-12-08	￦	285,709	￦	399,114	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.01	2012-10-09		3,258		19,000		—
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		346,140		593,698		—

Total				635,107		1,011,812		—
Premiums(discounts) on debentures				(2,121)		—		—

Net Senior debentures			￦	632,986	￦	1,011,812	￦	—

(In millions of Korean won)	Dec. 31, 2011
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.57	2039-12-08	￦	335,169	￦	434,376	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.16	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.[3]	5.05	2012-01-18		50,000		—		50,218
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		345,990		616,089		—

Total				734,417		1,069,465		50,218
Premiums(discounts) on debentures				(2,566)		—		—

Net Senior debentures			￦	731,851	￦	1,069,465	￦	50,218

[1]	Included in the floating rate debentures in foreign currencies (Note 22).
[2]	Included in the floating rate debentures in Korean won (Note 22).
[3]	Included in the fixed rate debentures in Korean won (Note 22).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

43. The Subsidiaries

The details of subsidiaries as of June 30, 2012, are as follows:

Investor	Investee	Ownership interests(%)	Location	Reporting date	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	June 30	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	June 30	Credit card & Installment finance
	KB Investment & Securities Co., Ltd.	100.00	Korea	June 30	Financial investment
	KB Life Insurance Co., Ltd.	51.00	Korea	June 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	June 30	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	June 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	June 30	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	June 30	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	June 30	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	June 30	Savings banking

Kookmin Bank	Kookmin Bank Int’l Ltd. (London)	100.00	United Kingdom	June 30	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	June 30	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	53.19	Cambodia	June 30	Banking and foreign exchange transaction
	Principal & interest guaranteed trust[1]	—	Korea	June 30	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others[1]	—	Korea and others	June 30	Asset-backed securitization
	KB Evergreen Private Securities26 and 24 others	100.00	Korea	June 30	Private equity fund

Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	June 30	Capital investment
	KB08-1 Venture Investment	100.00	Korea	June 30	Capital investment

KB Investment Co., Ltd.	NPC 05-6 KB Venture Fund[2]	20.00	Korea	June 30	Capital investment
	NPC 07-5 KB Venture Fund[2]	20.00	Korea	June 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

	09-5 KB Venture Fund[2]	33.33	Korea	June 30	Capital investment
	NPS 06-5 KB Corporate Restructuring Fund[2]	13.57	Korea	June 30	Capital investment
	NPS KBIC Private Equity Fund No. 1[3]	2.56	Korea	June 30	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	June 30	Capital investment
				June 30
	KBIC Private Equity Fund No. 3[3]	2.00	Korea	June 30	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	June 30	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	June 30	Capital investment

KB Investment & Securities	KB-Glenwood Private Equity Fund 1[3]	0.03	Korea	June 30	Capital investment
	New Star 1st. Ltd [1]	—	Korea	June 30	Asset-backed securitization

KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	100.00	Korea	June 30	Capital investment

Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	June 30	Electronic product manufacturing

KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[1]	—	Korea	June 30	Asset-backed securitization

KB Life Insurance Co., Ltd.	KB Evergreen Private securities 49 and 5 others	100.00	Korea	June 30	Private equity fund

KB Investment & Securities, KB Asset Management Co., Ltd.	KB K-Alpha private equity trust	66.67	Korea	June 30	Private equity fund

[1]	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.
[2]	Consolidated because the Group controls the entities as a execution member.
[3]	Consolidated because the Group controls the entities as a general partner.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The condensed financial information of major subsidiaries as of June 30, 2012 and December 31, 2011, and for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Assets		Liabilities		Equity		Operating income (revenue)		Profit for the period		Total comprehensive income for the period
Kookmin Bank[1]	￦	265,992,007	￦	246,589,616	￦	19,402,391	￦	9,643,748	￦	1,002,856	￦	991,911
KB Kookmin Card Co., Ltd.[1]		13,242,402		10,334,673		2,907,729		1,440,571		116,329		125,519
KB Investment & Securities Co., Ltd.[1]		3,857,375		3,312,063		545,312		843,201		12,544		22,794
KB Life Insurance Co., Ltd.[1]		5,414,219		5,043,440		370,779		1,120,179		10,414		16,092
KB Asset Management Co., Ltd.		165,072		53,923		111,149		43,146		20,899		21,070
KB Real Estate Trust Co., Ltd.		228,209		72,143		156,066		26,150		11,511		11,422
KB Investment Co., Ltd.[1]		491,701		374,251		117,450		12,890		1,112		1,388
KB Credit Information Co., Ltd.		31,800		8,620		23,180		29,562		721		721
KB Data System Co., Ltd.		28,033		11,205		16,828		45,445		608		608
KB Savings Bank Co., Ltd.		927,106		753,479		173,627		35,614		2,669		2,590

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Assets		Liabilities		Equity		Operating income (revenue)[2]		Profit for the period[2]		Total comprehensive income for the period[2]
Kookmin Bank[1]	￦	256,512,260	￦	237,443,855	￦	19,068,405	￦	11,376,648	￦	1,600,623	￦	1,113,544
KB Kookmin Card Co., Ltd.[1]		13,349,351		10,567,141		2,782,210		914,210		81,921		86,514
KB Investment & Securities Co., Ltd.[1]		3,314,875		2,792,356		522,519		303,387		20,031		31,815
KB Life Insurance Co., Ltd.[1]		4,515,809		4,161,121		354,688		493,853		15,017		16,014
KB Asset Management Co., Ltd.		177,691		57,612		120,079		40,269		8,757		9,125
KB Real Estate Trust Co., Ltd.		251,228		106,584		144,644		26,093		4,340		4,365
KB Investment Co., Ltd.[1]		498,506		382,444		116,062		47,477		5,012		8,277
KB Credit Information Co., Ltd.		30,529		8,069		22,460		25,520		299		299
KB Data System Co., Ltd.		30,590		14,370		16,220		58,493		1,322		1,322

[1]	Financial information is based on its consolidated financial statements.
[2]	Operating income(revenue), profit for the period, total comprehensive income for the period are for the six-month period ended June 30, 2011.

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of June 30, 2012, Kookmin Bank has 1,177 domestic branches and offices and seven overseas branches (excluding three subsidiaries and two offices). Kookmin Bank’s share capital as of June 30, 2012, is ￦2,021,896 million.

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment in March 2011, to engage in the credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s share capital as of June 30, 2012, is ￦460,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business services including investment trading services and brokerage services and in other related services in accordance with the Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ share capital as of June 30, 2012, is ￦157,942 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s share capital as of June 30, 2012, is ￦276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investments in securities. On July 1997, it started to engage in collective investment businesses (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s share capital as of June 30, 2012, is ￦38,338 million.

KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), the Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Its headquarters are located in Seoul. KB Real Estate Trust’s share capital as of June 30, 2012, is ￦80,000 million.

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on the Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. In March 2001, the company, under the Industrial Development Act, registered as a Corporate Restructuring Company in the Ministry of Knowledge Economy. As approved by its shareholders on June 25, 2009, its name was changed to KB Investment Co., Ltd. Its headquarters are located in Seoul. KB Investment’s share capital as of June 30, 2012, is ￦44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s share capital as of June 30, 2012, is ￦6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ share capital as of June 30, 2012, is ￦8,000 million.

KB Savings Bank Co., Ltd.

KB Savings Bank Co., Ltd. (the “KB Savings Bank”) was established on January 2012, signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. and acquired the assets and liabilities on January 13, 2012. KB Savings Bank operates its business mainly in loan, bill discounting and depository business under the Mutual Savings Banks Act. Its headquarters are located in Seoul. KB Savings Bank’ share capital as of June 30, 2012, is ￦34,000 million.

Kookmin Bank Int’l Ltd. (London)

Kookmin Bank Int’l Ltd. (London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd. (London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd. (London)’s share capital as of June 30, 2012, is USD 30,392,000.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s share capital as of June 30, 2012, is USD 20,000,000.

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership of Kookmin Bank Cambodia PLC. in May 2009. As of December 31, 2011, Kookmin Bank owns 53.19% through participation in share capital increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking businesses. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s share capital as of June 30, 2012, is USD 16,000,000.

Special Purpose Entities(SPEs)

Subsidiaries are all entities (including SPEs) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly SPEs, with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

•	In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operations;

•

In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs include asset-backed securitization specialty companies, project financing companies, private equity funds, and partnerships. The purpose of business activities of SPEs are the asset-backed securitization, providing lines of credit and loans, investing in equity shares and managing assets.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

Changes in subsidiaries

Hanwha Smart Private Securities Investment Trust 51 and other 17 private equity funds are newly included in the consolidation. Hanwha Private Securities Investment Trust 25 and other 15 private equity funds have been excluded from consolidation because these were liquidated. In January 2012, the Group established KB Savings Bank Co., Ltd.

44. Finance/Operating Lease

44.1 Finance lease

The future minimum lease payments arising as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Net Carrying amount of finance lease assets	￦	26,191	￦	18,477
Minimum lease payment
Within 1 year		8,572		754
1-5 years		2,578		637

		11,150		1,391

Present value of minimum lease payment
Within 1 year		8,259		697
1-5 years		2,479		601

		10,738		1,298

Contingent rent		—		—
Minimum sublease payment		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

44.2 Operating lease

The future minimum lease payments arising from the non-cancellable lease contracts as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	June 30, 2012		Dec. 31, 2011
Minimum lease payment
Within 1 year	￦	110,936	￦	104,327
1-5 years		96,447		79,970
Over 5 years		850		1,287

		208,233		185,584

Minimum sublease payment		(243)		(15)

The lease payment reflected in profit or loss for the six-month periods ended June 30, 2012 and 2011, are as follows:

	June 30, 2012		June 30, 2011
Lease payment reflected in profit or loss
Minimum lease payment	￦	97,969	￦	90,171
Contingent rent		—		—
Sublease payment		(75)		(12)

	￦	97,894	￦	90,159

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

45. Related Party Transactions

Significant transactions with related parties for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)		June 30, 2012
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	2	￦	—	￦	71
	UAMCO., Ltd.		222		(12)		—
	KB Global Star Game & Apps SPAC		99		—		417
	United PF 1st Recovery Private Equity Fund		179		4		28
	Testian Co., Ltd.		85		(16)		—
	Semiland Co., Ltd.		9		1		—
	Sehwa Electronics Co., Ltd.		59		—		45
	Serit Platform Co., Ltd.		53		4		—
	DS Plant Co., Ltd.		147		(8)		—
	CH Engineering Co., Ltd.		—		(106)		—
	Evalley Co., Ltd.		—		7		—
	Seyeok Co., Ltd.		—		(682)		—
	Kores Co., Ltd.		163		488		—
	Joam Housing Development Co., Ltd.		—		—		1
	IlssanElecom(Shenyang) Co., Ltd.		—		330		—
	Qingdao Danam Electronics Co., Ltd.		—		159		—
Key management			177		(1)		160
Other	Retirement pension		309		—		714

		￦	1,504	￦	168	￦	1,436

(In millions of Korean won)		June 30, 2011
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	2	￦	—	￦	73
	UAMCO., Ltd.		14,125		4		10
	KB Global Star Game & Apps SPAC		27		(2)		14
	United PF 1st Recovery Private Equity Fund		30,722		—		—
	Testian Co., Ltd.		29		—		—
	Semiland Co., Ltd.		8		—		—
	Powerrex Corporation Co., Ltd.		78		74		2
	Sehwa Electronics Co., Ltd.		24		—		9
	Serit Platform Co., Ltd.		41		24		5
Key management			134		1		170
Other	Retirement pension		83		—		352

		￦	45,273	￦	101	￦	635

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		June 30, 2012
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	4,832
	UAMCO., Ltd.		41,481		56		5
	KB Global Star Game & Apps SPAC		2,588		—		1,054
	Testian Co., Ltd.		397		13		—
	United PF 1st Recovery Private Equity Fund		8,993		16		2
	Semiland Co., Ltd.		201		5		—
	Joam Housing Development Co., Ltd.		—		—		65
	Sehwa Electronics Co., Ltd.		127		—		390
	Serit Platform Co., Ltd.		768		80		27
	DS Plant Co., Ltd.		3,815		46		25
	Evalley Co., Ltd.		84		84		—
	Seyeok Co., Ltd.		2,125		31		1
	Kores Co., Ltd.		7,854		4,036		2
	IlssanElecom(Shenyang) Co., Ltd.		460		460		229
	Qingdao Danam Electronics Co., Ltd.		492		209		417
Key management			27,651		20		9,923
Other	Retirement pension		127		—		37,813

		￦	97,163	￦	5,056	￦	54,785

(In millions of Korean won)		Dec. 31, 2011
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	12,575
	UAMCO., Ltd.		38,745		68		146
	JSC Bank CenterCredit		—		—		23,066
	KB Global Star Game & Apps SPAC		2,488		—		21,766
	Testian Co., Ltd.		632		29		—
	United PF 1st Recovery Private Equity Fund		6,761		12		154
	Semiland Co., Ltd.		151		4		114
	Joam Housing Development Co., Ltd.		—		—		58
	Sehwa Electronics Co., Ltd.		38		—		649
	Serit Platform Co., Ltd.		768		76		17
	DS Plant Co., Ltd.		3,167		54		97
	IlssanElecom(Shenyang) Co., Ltd.		130		130		—
	Qingdao Danam Electronics Co., Ltd.		50		50		—
Key management			22,433		33		8,814
Other	Retirement pension		225		—		37,226

		￦	75,588	￦	456	￦	104,682

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

According to K-IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and companies where the directors and their close family members have the power to influence the decision-making process. The Group recognized receivables amounting to ￦27,651 million and ￦22,433 million as of June 30, 2012 and December 31, 2011, respectively, and related allowances for loan losses amounting to ￦20 million and ￦33 million as of June 30, 2012 and December 31, 2011, from the transactions with key management. Of those respective amounts, receivables amounting to ￦21,844 million and ￦16,497 million, and related allowance for loan loss amounting to ￦9 million and ￦21 million, are from companies where key management has a power to influence the decision-making process.

Commitments to related parties as of June 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		June 30, 2012		Dec. 31, 2011
UAMCO., Ltd.	Loan commitments in Korean won	￦	96,361	￦	89,077
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		100,224		102,443
Sehwa Electronics Co., Ltd. and others	Loan commitments		3,285		2,891
	Others		2,415		2,171

The details of compensation to key management for the six-month periods ended June 30, 2012 and 2011, are as follows:

(In millions of Korean won)	June 30, 2012
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	1,533	￦	76	￦	—	￦	719	￦	2,328
Registered directors (non-executive)		560		—		—		11		571
Non-registered directors		2,902		147		—		1,269		4,318

	￦	4,995	￦	223	￦	—	￦	1,999	￦	7,217

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	June 30, 2011
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	2,072	￦	79	￦	—	￦	2,013	￦	4,164
Registered directors (non-executive)		487		—		—		3		490
Non-registered directors		2,133		120		135		90		2,478

	￦	4,692	￦	199	￦	135	￦	2,106	￦	7,132

46. Business combination

The Group established KB Savings Bank Co., Ltd. with a capital investment of ￦171,526 million in January 2012. KB Savings Bank Co., Ltd. signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. with Korea Deposit Insurance Corporation on January 11, 2012. KB Savings Bank Co., Ltd. obtained an approval to operate from the Financial Services Commission and acquired the assets and liabilities of Jeil Savings Bank Co., Ltd. on January 13, 2012. The Group expects synergies from diversification of customers through the P&A deal and has recognized the goodwill attributable to the synergies in 2012.

The consideration transferred and the assets and liabilities arising from the P&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	￦	—

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		40,575
Loans		280,106
Financial investments		17,671
Other assets		2,207,663

Total assets		2,546,015

Deposits		2,558,119
Other liabilities		95,896

Total liabilities		2,654,015

Total identifiable net assets	￦	(108,000)

Goodwill	￦	108,000
Acquisition-related costs[1]		1,527

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2012 and 2011, and December 31, 2011

The receivables including loans from the P&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Cash and due from financial institutions	￦	40,575
Loans		280,106
Others		2,207,663

	￦	2,528,344

Contractual cash flow
Cash and due from financial institutions	￦	41,127
Loans		416,116
Others		2,207,663

	￦	2,664,906

Estimate of the contractual cash flows not expected to be collected
Cash and due from financial institutions	￦	—
Loans		119,164
Others		—

	￦	119,164

Through the business combination, the net operating profit and profit for the period the period from January 13, 2012 to June 30, 2012, included in the consolidated statement of comprehensive income were ￦2,667 million and ￦2,669 million, respectively.